FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          23 September 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Euro Medium Term Note Programme on 23 September 2003.


OFFERING CIRCULAR

                                      mmO2 plc
              (incorporated with limited liability in England and Wales)

                              EUR5,000,000,000
                      Euro Medium Term Note Programme

On 18 December 2001 mmO2 plc established a EUR5,000,000,000 Euro Medium Term Note Programme. This Offering Circular (the "Offering Circular") supersedes the previous Offering Circular dated 5 September 2002. Any Notes (as defined below) issued under the Programme (as defined below) on or after the date hereof are issued subject to the provisions set out herein. This does not affect any Notes already in issue.

Under this EUR5,000,000,000 Euro Medium Term Note Programme (the "Programme") mmO2 plc (the "Issuer" or the "Company") may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed EUR5,000,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe such Notes.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in a pricing supplement (the "Pricing Supplement") which, with respect to Notes to be admitted to the Official List and admitted to trading by the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes.

The Issuer may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes admitted to the Official List only) supplementary listing particulars or further listing particulars, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

                                    Arranger
                                  Deutsche Bank

                                     Dealers
         Barclays Capital                                   Citigroup
          Deutsche Bank                                       HSBC
              JPMorgan                             The Royal Bank of Scotland

            The date of this Offering Circular is 4 September, 2003.



The Issuer accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (who has taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

A copy of this Offering Circular, which comprises listing particulars approved by the UK Listing Authority as required by the Financial Services and Markets Act 2000, as amended (the "Listing Particulars") in relation to Notes admitted to the Official List and admitted to trading on the London Stock Exchange and issued during the period of 12 months from the date of this Offering Circular, has been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of that Act. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List) will be available from FT Business Research Centre, operated by FT Electronic Publishing at Fitzroy House, 13-17 Epworth Street, London EC2A 4DL and from the specified office set out below of each of the Paying Agents (as defined below). Any reference in this Offering Circular to Listing Particulars means this Offering Circular excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services and Markets Act 2000 or the Listing Rules of the UK Listing Authority. The Issuer believes that none of the information incorporated in the Offering Circular by reference conflicts in any material respect with the information included in the Listing Particulars.

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference" below). This Offering Circular shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Offering Circular but not part of the Listing Particulars.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuer in connection with the Programme. No Dealer or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised by the Issuer or the Trustee to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, any of the Dealers or the Trustee.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, any of the Dealers or the Trustee that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer, any of the Dealers or the Trustee to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, inter alia, the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Notes.


                                        2

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "Subscription and Sale").

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Dealers and the Trustee do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers or the Trustee (save for the approval of this Offering Circular as listing particulars by the UK Listing Authority and delivery of a copy of this Offering Circular to the Registrar of Companies in England and Wales) which would permit a public offering of any Notes or distribution of this Offering Circular in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the United Kingdom, Japan and Germany, (see "Subscription and Sale").

All references in this document to "U.S. dollars" and "U.S.$" refer to United States dollars. In addition, references to "Sterling" and "GBP" refer to pounds sterling and references to "euros" and "EUR" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community (signed in Rome on 25 March
1957), as amended.


                                        3


                                TABLE OF CONTENTS
                                                                     Page
DOCUMENTS INCORPORATED BY REFERENCE                                     5
GENERAL DESCRIPTION OF THE PROGRAMME                                    6
SUMMARY OF THE PROGRAMME                                                7
FORM OF THE NOTES                                                      10
TERMS AND CONDITIONS OF THE NOTES                                      18
USE OF PROCEEDS                                                        37
CAPITALISATION AND INDEBTEDNESS                                        38
SELECTED FINANCIAL DATA                                                39
BUSINESS DESCRIPTION                                                   45
MANAGEMENT                                                             63
TAXATION                                                               68
SUBSCRIPTION AND SALE                                                  69
GENERAL INFORMATION                                                    71
DEFINITIONS                                                            72

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as the stabilising manager in the applicable Pricing Supplement or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.


                                        4

Back to Contents

                    DOCUMENTS INCORPORATED BY REFERENCE

The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated in, and to form part of, this Offering Circular (provided, however, that such incorporated documents do not form a part of the Listing Particulars or any supplementary listing particulars):

(a) the most recently published audited consolidated or combined and non-consolidated annual financial statements and, if published later, the most recently published unaudited interim consolidated or combined financial statements (if any) of the Issuer, see "General Information" for a description of the financial statements currently published by the Issuer; and

(b) all supplements or amendments to this Offering Circular circulated by the Issuer from time to time,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular (but not the Listing Particulars or any supplementary listing particulars) to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

The Issuer will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuer at its office set out at the end of this Offering Circular. In addition, such documents will be available from the principal office in England of Deutsche Bank AG London for Notes admitted to the Official List.

The Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "Subscription and Sale") to comply with sections 81 and 83 of the Financial Services and Markets Act 2000.

If the terms of the  Programme  are  modified or amended in a manner which would
make  this  Offering  Circular,  as  so  modified  or  amended,   inaccurate  or
misleading, a new offering circular will be prepared.

                                        5

Back to Contents

                    GENERAL DESCRIPTION OF THE PROGRAMME

Under the Programme, the Issuer may from time to time issue Notes denominated in any currency, subject as set out herein. A summary of the terms and conditions of the Programme and the Notes appears below. The applicable terms of any Notes will be agreed between the Issuer and the relevant Dealer prior to the issue of the Notes and will be set out in the Terms and Conditions of the Notes endorsed on, attached to, or incorporated by reference into, the Notes, as modified and supplemented by the applicable Pricing Supplement attached to, or endorsed on, such Notes, as more fully described under "Form of the Notes".

This Offering Circular and any supplement will only be valid for listing Notes on the Official List during the period of 12 months from the date of this Offering Circular in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed EUR5,000,000,000 or its equivalent in other currencies. For the purpose of calculating the euro equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a) the euro equivalent of Notes denominated in another Specified Currency (as specified in the applicable Pricing Supplement in relation to the relevant Notes, described under "Form of the Notes") shall be determined, at the discretion of the Issuer, either as of the date on which agreement is reached for the issue of Notes or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of the euro against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading international bank selected by the Issuer on the relevant day of calculation;

(b) the euro equivalent of Dual Currency Notes, Index Linked Notes and Partly Paid Notes (each as specified in the applicable Pricing Supplement in relation to the relevant Notes, described under "Form of the Notes") shall be calculated in the manner specified above by reference to the original nominal amount on issue of such Notes (in the case of Partly Paid Notes regardless of the subscription price paid); and

(c) the euro equivalent of Zero Coupon Notes (as specified in the applicable Pricing Supplement in relation to the relevant Notes, described under "Form of the Notes") and other Notes issued at a discount or a premium shall be calculated in the manner specified above by reference to the net proceeds received by the Issuer for the relevant issue.


                                        6


Back to Contents

                          SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meanings in this summary.

Issuer:                    mmO2 plc

Description:               Euro Medium Term Note Programme

Arranger:                  Deutsche Bank AG London

Dealers:                   Barclays Bank PLC
                           Citigroup Global Markets Limited
                           Deutsche Bank AG London
                           HSBC Bank plc
                           J.P. Morgan Securities Ltd.
                           The Royal Bank of Scotland plc

                           and any other Dealers appointed in accordance with the Programme Agreement.

Certain Restrictions:      Each issue of Notes denominated in a currency in
                           respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale") including the following restrictions applicable at the date of this Offering Circular.

                           Swiss Francs

                           Issues of Notes denominated in Swiss francs or carrying a Swiss franc-related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8 November 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2 December 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (the "Swiss Dealer"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss
                           Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of
                           24 March 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Notes.

                           Notes with a maturity of less than one year

                           Notes issued on terms that they must be redeemed before their first anniversary will constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least GBP100,000 or its equivalent, see "Subscription and Sale".

Issuing and Principal      Deutsche Bank AG London
Paying Agent:

Programme Size:            Up to EUR5,000,000,000 (or its equivalent in other
                           currencies calculated as described under "General
                           Description of the Programme") outstanding


                                        7


Back to Contents
                           at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Distribution:              Notes may be distributed by way of private or public
                           placement and in each case on a syndicated or non-syndicated basis.

Currencies:                Subject to any applicable legal or regulatory
                           restrictions, any currency agreed between the Issuer and the relevant Dealer.

Redenomination:            The applicable Pricing Supplement may provide that
                           certain Notes may be redenominated in euros.

Maturities:                Such maturities as may be agreed between the Issuer
                           and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified
                           Currency.

Issue Price:               Notes may be issued on a fully-paid or a partly-paid
                           basis and at an issue price which is at par or at a discount to, or premium over, par.

Form of Notes:             The Notes will be issued in bearer form as described
                           in "Form of the Notes".

Fixed Rate Notes:          Fixed interest will be payable on such date or dates
                           as may be agreed between the Issuer and the relevant
                           Dealer and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.

Floating Rate Notes:       Floating Rate Notes will bear interest at a rate
                           determined:

                           (i)on the same basis as the floating rate under a
                              notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

                           (ii)on the basis of a reference rate appearing on
                               the agreed screen page of a commercial quotation service; or

                          (iii)on such other basis as may be agreed between the
                               Issuer and the relevant Dealer.

                           The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.

Index Linked Notes:        Payments of principal in respect of Index Linked
                           Redemption Notes or of interest in respect of Index
                           Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.

Other provisions in        Floating Rate Notes and Index Linked Interest Notes
relation                   may also have a maximum interest rate, a minimum
to Floating Rate Notes     interest rate or both.
and
Index Linked Interest      Interest on Floating Rate Notes and Index Linked
Notes:                     Interest Notes in respect of each Interest Period,
                           as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest
                           Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.


Dual Currency Notes:       Payments (whether in respect of principal or
                           interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.

Zero Coupon Notes:         Zero Coupon Notes will be offered and sold at a
                           discount to their nominal amount and will not bear interest.


                                        8

Back to Contents

Redemption:                The applicable Pricing Supplement will indicate
                           either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer.

                           The applicable Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement.

                           Notes issued on terms that they must be redeemed before their first anniversary are subject to restrictions on their denomination and distribution, see "Certain Restrictions - Notes with a maturity of less than one year" above.

Denomination of Notes:     Notes will be issued in such denominations as may be
                           agreed between the Issuer and the relevant Dealer save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency, see
                           "Certain Restrictions - Notes with a maturity of less than one year" above.

Taxation:                  All payments in respect of the Notes will be made
                           without deduction for or on account of withholding taxes imposed by any Tax Jurisdiction, subject as provided in Condition 7. In the event that any such deduction is made, the Issuer will, save in certain limited circumstances provided in Condition
                           7, be required to pay additional amounts to cover the amounts so deducted.

Negative Pledge:           The terms of the Notes will contain a negative
                           pledge provision as further described in Condition 3.

Cross Default:             The terms of the Notes will contain a cross default
                           provision as further described in Condition 9.

Status of the Notes:       The Notes will constitute direct, unconditional,
                           unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and will rank pari passu among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

Listing: Application has been made for Notes issued under the Programme to be admitted to the Official List and to trading on the London Stock Exchange. The Notes may also be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer in relation to each Series.

                           Unlisted Notes may also be issued.

                           The applicable Pricing Supplement will state whether or not the relevant Notes are to be listed and, if so, on which stock exchange(s).

Governing Law:             The Notes will be governed by, and construed in
                           accordance with, English law.

Selling Restrictions:      There are restrictions on the offer, sale and
                           transfer of the Notes in the United States, the United Kingdom, Japan and Germany and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes, see "Subscription and Sale".


                                        9

Back to Contents

                               FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially issued in the form of a temporary global note (a "Temporary Global Note") or, if so specified in the applicable Pricing Supplement, a permanent Global Note (a "Permanent
Global Note") which, in either case, will be delivered on or prior to the original issue date of the Tranche to a common depositary (the "Common Depositary") for, Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, societe anonyme ("Clearstream, Luxembourg"). Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which is 40 days after a Temporary Global Note is issued, interests in such Temporary Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Note of the same Series or (ii) for definitive Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification.

The applicable Pricing Supplement will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached upon either (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, "Exchange Event" means that (i) an Event of Default (as defined in Condition 9) has occurred and is continuing or (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system satisfactory to the Trustee is available or (iii) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Notes represented by the Permanent Global Note in definitive form and a certificate to such effect signed by two Directors of the Issuer is given to the Trustee. The Issuer will promptly give notice to Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such
Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.


                                        10


Back to Contents

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved by the Issuer, the Agent and the Trustee.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.


                                        11

Back to Contents

Applicable Pricing Supplement

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme.

[Date]

                                    mmO2 plc
          Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
                            under the EUR5,000,000,000
                         Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 4 September, 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs.]

[If the Notes have a maturity of less than one year, the minimum denomination must be GBP100,000 or its equivalent in any other currency.]

1.  Issuer:                                   [          ]

2.  (i)Series Number:                         [          ]

   (ii)Tranche Number:                        [          ]

                                              (If fungible with an existing
                                              Series, details of that Series,
                                              including the date on which the
                                              Notes become fungible)

3.  Specified Currency or Currencies:         [          ]

4.  Aggregate Nominal Amount:

   [(i)Series:                                [          ]

   [(ii)Tranche:                              [          ]

5. [(i)Issue Price:                           [     ] per cent of the Aggregate
                                              Nominal Amount [plus accrued
                                              interest from [insert date] (in
                                              the case of fungible issues only,
                                              if applicable)]

   [(ii)Net proceeds                          [          ]
       (Required only for listed issues):

6.  Specified Denominations:                  [          ]

                                              [          ]

7. (i) Issue Date:                            [          ]

   (ii)Interest Commencement                  [          ]
       Date:

8.  Maturity Date:                            [Fixed rate - specify date/
                                              Floating rate - Interest Payment
                                              Date falling in or nearest to
                                              [specify month]]

9.  Interest Basis:                           [     ] per cent Fixed Rate]
                                              [LIBOR/EURIBOR] +/- [   ] per cent
                                              Floating Rate]
                                              [Zero Coupon]
                                              [Index Linked Interest]
                                              [Dual Currency Interest]
                                              [specify other]
                                              (further particulars specified
                                              below)


                                        12

Back to Contents

10. Redemption/ Payment Basis:                [Redemption at par]
                                              [Index Linked Redemption]
                                              [Dual Currency Redemption]
                                              [Partly Paid]
                                              [Instalment]
                                              [specify other]

11. Change of Interest Basis or Redemption/
    Payment Basis:                            [Specify details of any provision
                                              for change of Notes into another
                                              Interest Basis or Redemption/
                                              Payment Basis]

12. Put/ Call Options:                        [Investor Put]
                                              [Issuer Call]
                                              [(further particulars specified
                                              below)]

13. Status of the Notes:                      Senior

14. Listing:                                  [London/specify other/None]

15. Method of distribution:                   [Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions                [Applicable/Not Applicable]
                                              (If not applicable, delete the
                                              remaining sub-paragraphs
                                              of this paragraph)

    (i)Rate(s) of Interest:                   [    ] per cent per annum [payable
                                              [annually/semi-annually/
                                              quarterly] in arrear]
                                              (If payable other than annually,
                                              consider amending Condition 4)

   (ii)Interest Payment Date(s):              [[   ] in each year up to and
                                              including the Maturity Date]/
                                              [specify other]
                                              (NB: This will need to be amended
                                              in the case of long or short
                                              coupons)

   (iiiFixed Coupon Amount(s):                 [   ] per [    ] in nominal
                                               amount

   (iv)Broken Amount(s):                      [Insert particulars of any
                                              initial or final broken interest
                                              amounts which do not correspond
                                              with the Fixed Coupon Amount]

   (v) Day Count Fraction:                    [30/360 or Actual/Actual (ISMA)
                                              or specify other]

   (vi)Determination Date(s):                 [      ] in each year
                                              [Insert regular interest payment
                                              dates, ignoring issue date or
                                              maturity date in the case of a
                                              long or short first or last
                                              coupon]
                                              NB: This will need to be amended
                                              in the case of regular interest
                                              payment dates which are not of
                                              equal duration
                                              NB: Only relevant where Day Count
                                              Fraction is Actual/Actual (ISMA))

   (vii)Other terms relating to
        the method of calculating interest for
        Fixed Rate Notes:                      [None/Give details]

17. Floating Rate Note Provisions             [Applicable/Not Applicable]
                                              (If not applicable, delete the
                                              remaining sub-paragraphs
                                              of this paragraph)

    (i)Specified Period(s)/Specified          [          ]
       Interest Payment Dates:


                                        13

Back to Contents

   (ii)Business Day Convention:               [Floating Rate Convention/
                                              Following Business Day Convention/
                                              Modified Following Business Day
                                              Convention/Preceding Business Day
                                              Convention/[specify other]]

   (iiiAdditional Business Centre(s):          [          ]

   (iv)Manner in which the Rate of
       Interest and Interest Amount is to
       be determined:                         [Screen Rate Determination/ISDA
                                              Determination/specify other]

   (v) Party responsible for calculating      [           ]
       the Rate of Interest and Interest
       Amount (if not the Agent):

   (vi)Screen Rate Determination:

    -  Reference Rate:                        [           ]
                                              (Either LIBOR, EURIBOR or other,
                                              although additional information
                                              is required if other - including
                                              fallback provisions in the Agency
                                              Agreement)

    -  Interest Determination Date(s):        [           ]
                                              (Second London business day prior
                                              to the start of each Interest
                                              Period if LIBOR (other than
                                              Sterling or euro LIBOR), first
                                              day of each Interest Period if
                                              Sterling LIBOR and the second day
                                              on which the TARGET System is
                                              open prior to the start of each
                                              Interest Period if EURIBOR or
                                              euro LIBOR)

    -  Relevant Screen Page:                  [           ]
                                              (In the case of EURIBOR, if not
                                              Telerate 248 ensure it is a page
                                              which shows a composite rate or
                                              amend the fallback
                                              provisions appropriately)

   (viiISDA Determination:

    -  Floating Rate Option:                  [            ]

    -  Designated Maturity:                   [            ]

    -  Reset Date:                            [            ]

   (viii)Margin(s):                           [+/-] [     ] per cent per annum

   (ix)Minimum Rate of Interest:              [          ] per cent per annum

   (x) Maximum Rate of Interest:              [          ] per cent per annum

   (xi)Day Count Fraction:                    [Actual/365
                                              Actual/365 (Fixed)
                                              Actual/365 (Sterling)
                                              Actual/360
                                              30/360
                                              30E/360
                                              Other](See Condition 4 for
                                              alternatives)

   (xii)Fall back provisions, rounding         [          ]
        provisions and any other terms
        relating to the method of
        calculating interest on Floating
        Rate Notes, if different from
        those set out in the Conditions:


                                        14


Back to Contents

18. Zero Coupon Note Provisions               [Applicable/Not Applicable]
                                              (If not applicable, delete the
                                              remaining sub-paragraphs
                                              of this paragraph)

    (i)Accrual Yield:                         [          ] per cent per annum

   (ii)Reference Price:                       [          ]

   (iii)Any other formula/basis of            [          ]
       determining amount payable:

   (iv)Day Count Fraction in relation to
       Early Redemption Amounts and late
       payment: [Conditions 6(e)(iii) and (j) apply/specify other] (Consider applicable day count fraction if not U.S. dollar denominated)

19. Index Linked Note Provisions              [Applicable/Not Applicable]
                                              (If not applicable, delete the
                                              remaining subparagraphs
                                              of this paragraph)

    (i)Index/Formula:                         [give or annex details]

   (ii)Calculation Agent responsible          [           ]
       for calculating the principal
       and/or interest due:

   (iii)Provisions for determining             [          ]
       coupon where calculation by
       reference to Index and/or
       Formula is impossible or impracticable:

   (iv)                                        [          ]
       Specified Period(s)/Specified
       Interest Payment Dates:

   (v) Business Day Convention:               [Floating Rate Convention/
                                              Following Business Day Convention/
                                              Modified
                                              Following Business Day Convention/
                                              Preceding Business Day Convention/
                                              specify other]

   (vi)Additional Business Centre(s):         [          ]

   (vii)Minimum Rate of Interest:             [          ] per cent per annum

   (viii)Maximum Rate of Interest:            [          ] per cent per annum

   (ix)Day Count Fraction:                    [          ]

20. Dual Currency Note Provisions             [Applicable/Not Applicable]
                                              (If not applicable, delete the
                                              remaining sub-paragraphs
                                              of this paragraph)

    (i)Rate of Exchange/method of             [give details]
       calculating Rate of Exchange:

   (ii)Calculation Agent, if any,             [          ]
       responsible for calculating the
       principal and/or interest payable:

   (iiiProvisions applicable where            [          ]
       calculation by reference to Rate
       of Exchange impossible or
       impracticable:

   (iv)Person at whose option Specified       [          ]
       Currency(ies) is/are payable:


                                        15

Back to Contents

PROVISIONS RELATING TO REDEMPTION

21. Issuer Call:                              [Applicable/Not Applicable]
                                              (If not applicable, delete the
                                              remaining sub-paragraphs
                                              of this paragraph)

    (i)Optional Redemption Date(s):           [          ]

   (ii)Optional Redemption Amount of          [          ]
       each Note and method, if any, of
       calculation of such amount(s):

   (iii)If redeemable in part:

       (a)Minimum Redemption Amount:          [          ]

      (b) Maximum Redemption Amount:          [          ]

   (iv)Notice period (if other than as set    [          ]
       out in
       the Conditions):

22. Investor Put:                             [Applicable/Not Applicable]
                                              (If not applicable, delete the
                                              remaining sub-paragraphs
                                              of this paragraph)

    (i)Optional Re- demp- tion Date(s):       [          ]

   (ii)Optional Redemption Amount of          [          ]
       each Note and method, if any, of
       calculation of such amount(s):

   (iii)Notice period (if other than as       [          ]
       set out in the Conditions):

23  Final Redemption Amount of each Note:     [Nominal Amount/specify other/see
                                              Appendix]

24. Early Redemption Amount of each Note      [          ]
    payable on redemption for taxation
    reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(e)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25. Form of Notes:                            [Temporary Global Note
                                              exchangeable for a Permanent
                                              Global Note which is
                                              exchangeable for Definitive Notes
                                              [on 60 days' notice given at any
                                              time/only upon an Exchange
                                              Event]]

                                              [Temporary Global Note
                                              exchangeable for Definitive
                                              Notes on and after the Exchange
                                              Date]

                                              [Permanent Global Note
                                              exchangeable for Definitive
                                              Notes [on 60 days' notice given
                                              at any time/only upon an Exchange
                                              Event]]

26. Additional Financial Centre(s) or other
    special                                   [Not Applicable/give details]
    provisions relating to Payment Dates:     (Note that this item relates to
                                              the place of payment and not
                                              Interest Period end dates
                                              to which items 17(iii) and 19(vi)
                                              relate)

27. Talons for future Coupons or Receipts to [Yes/No. If yes, give details] be attached to Definitive Notes (and dates on which such Talons mature):

28. Details relating to Partly Paid Notes:
    amount of each payment comprising the
    Issue Price and date on which each


                                        16

Back to Contents

    payment is to be made and consequences
    of failure to pay, including any right of
    the Issuer to forfeit the Notes and
    interest                                  [Not Applicable/give details. NB:
    due on late payment:                      a new form of Temporary Global
                                              Note and/or Permanent Global Note
                                              may be required for Partly Paid
                                              issues]

29. Details relating to Instalment Notes:

    (i)Instalment Amount(s):                  [Not Applicable/give details]

   (ii)Instalment Date(s):                    [Not Applicable/give details]

30. Redenomination applicable:                Redenomination [not] applicable
                                              (if Redenomination is applicable,
                                              specify the terms of the
                                              redenomination in an Annex to
                                              the Pricing Supplement)

31. Other terms or special conditions:        [Not Applicable/give details]

DISTRIBUTION

32. (i)If syndicated, names of Managers:      [Not Applicable/give names]

   (ii)Stabilising Manager (if any):          [Not Applicable/give name]

33. If nonsyndicated, name of relevant Dealer:[           ]

34. Whether TEFRA D or TEFRA C rules
    applicable or TEFRA rules not
    applicable:                               [TEFRA D/TEFRA C/TEFRA not
                                              applicable]

35. Additional selling restrictions:          [Not Applicable/give details]

OPERATIONAL INFORMATION

36. Any clearing system(s) other than
    Euroclear
    and Clearstream, Luxembourg and the       [Not Applicable/give name(s) and
    relevant identification number(s):        number(s)]

37. Delivery:                                 Delivery [against/free of] payment

38. Additional Paying Agent(s) (if any):      [         ]

[LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the EUR5,000,000,000 Euro Medium Term Note Programme of mmO2 plc.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:____________________________________
   Duly authorised

If the applicable Pricing Supplement specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 4, 5, 6 (except Condition 6(b)) 10, 11, 12, 13 (insofar as such Notes are not listed or admitted to trade on any stock exchange) or 16, they will not necessitate the preparation of supplementary Listing Particulars. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, supplementary Listing Particulars will be prepared, if appropriate.


                                        17

Back to Contents

                       TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement (as defined below) in relation to any Tranche (as defined below) of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" for a description of the content of Pricing Supplements which will specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by mmO2 plc (the "Issuer") constituted by a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "Trust Deed") dated 18 December 2001 made between the Issuer and Deutsche Trustee Company Limited (the "Trustee", which expression shall include any successor as Trustee).

References herein to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "Global Note"), units of the lowest Specified Denomination (as defined below) in the Specified Currency (as defined below);

(ii)any Global Note; and

(iii)any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 18 December 2001 and made between the Issuer, the Trustee, Deutsche Bank AG London as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent) and the other paying agents named therein (together with the Agent, the "Paying Agents", which expression shall include any additional or successor paying agents).

Interest bearing definitive Notes have interest coupons ("Coupons") and, if indicated in the applicable Pricing Supplement, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue. The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions (the "Conditions") and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the Conditions, replace or modify the Conditions for the purposes of this Note. References to the "applicable Pricing Supplement" are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office for the time being of the Trustee being at 4 September, 2003 at Winchester House, 1 Great Winchester Street, London EC2N 2DB and at the specified office of each of the Paying Agents. Copies of the applicable Pricing Supplement are obtainable during normal business hours at the specified office of each of the Paying Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be obtainable by a Noteholder holding one or


                                        18

Back to Contents

more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are applicable to them. The statements in the Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed.

Words and expressions defined in the Trust Deed, the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in the Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1.  Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/ Payment Basis shown in the applicable Pricing Supplement.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in the Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, any Paying Agent and the Trustee will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, societe anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, any Paying Agent and the Trustee as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer, any Paying Agent and the Trustee as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly. In determining whether a particular person is entitled to a particular nominal amount of Notes as aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Agent and the Trustee and specified in the applicable Pricing Supplement.


                                        19
Back to Contents

2.  Status of the Notes

The Notes and any relevant Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank and will rank pari passu among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured (subject as aforesaid) obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

3.  Negative Pledge

(a) Negative Pledge

    So long as any of the Notes remain outstanding the Issuer will ensure that no Relevant Indebtedness (as defined below) will be secured by any mortgage, charge, lien (other than a lien arising by operation of law), pledge or other security interest (each a "Security Interest") upon, or with respect to, any of the present or future business, undertaking, assets or revenues (including any uncalled capital) of the Issuer unless the Issuer shall, in the case of the creation of a Security Interest, before or at the same time and, in any other case, promptly, take any and all action necessary to ensure that:

    (i)all amounts payable by it under the Notes, any relevant Coupons and the Trust Deed are secured by the Security Interest equally and rateably with the Relevant Indebtedness to the satisfaction of the Trustee; or

   (ii)such other Security Interest or other arrangement (whether or not it includes the giving of a Security Interest) is provided in favour of the Noteholders either (A) as the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Noteholders or (B) as shall be approved by an Extraordinary Resolution (which is defined in the Trust Deed as a resolution duly passed by a majority of not less than three-fourths of the votes cast thereon) of the Noteholders.

(b) Definitions

    For the purposes of the Conditions:

    "Relevant Indebtedness" means (i) any present or future indebtedness (whether being principal, premium, interest or other amounts) in the form of, or represented or evidenced by, notes, bonds, debentures, debenture stock, loan stock or other securities with an original maturity of more than one year which are, with the consent of the Issuer, for the time being quoted, listed or ordinarily traded on any stock exchange, over-the-counter or recognised securities market, and (ii) any guarantee or indemnity in respect of any such indebtedness.

4.  Interest

(a) Interest on Fixed Rate Notes

    Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

    Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

    As used in the Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement
    Date) to (but excluding) the next (or first) Interest Payment Date.

    If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

    "Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 4(a):

Back to Contents

    (i)if "Actual/Actual (ISMA)" is specified in the applicable Pricing
       Supplement:

       (a)in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

      (b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

         (1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

         (2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

   (ii)if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360; or

   (iiias may otherwise be specified in the Pricing Supplement.

    In the Conditions:

    "Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

    "sub-unit" means, with respect to any currency other than euros, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euros, one cent.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

    (i)Interest Payment Dates

       Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

      (A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

      (B) if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

       Such interest will be payable in respect of each Interest Period (which expression shall, in the Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

       If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

      (1) in any case where Specified Periods are specified in accordance with Condition 4(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of

Back to Contents
          (x)above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply mutatis mutandis or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

      (2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

      (3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

      (4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

       In the Conditions, "Business Day" means a day which is both:

      (A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

      (B) either (1) in relation to any sum payable in a Specified Currency other than euros, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euros, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System") is open.

   (ii)Rate of Interest

       The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

      (A) ISDA Determination for Floating Rate Notes

          Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:

         (1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

         (2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

         (3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

          For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

Back to Contents

      (B) Screen Rate Determination for Floating Rate Notes

          Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

         (1) the offered quotation; or

         (2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

          (expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

          The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

          If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

   (iii)Minimum Rate of Interest and/or Maximum Rate of Interest

       If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

       If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

   (iv)Determination of Rate of Interest and calculation of Interest Amounts

       The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

       The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

       "Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 4(b):

Back to Contents

       (i)if "Actual/365" or "Actual/Actual" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

      (ii)if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

      (iii)if "Actual/365 (Sterling)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

      (iv)if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

      (v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

      (vi)if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

   (v) Notification of Rate of Interest and Interest Amounts

       The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets settle payments and are open for general business in London.

   (vi)Determination or Calculation by Trustee

       If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Pricing Supplement, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

Back to Contents

   (vii)Certificates to be final

       All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(b), whether by the Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Notes

    The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Pricing Supplement.

(d) Interest on Partly Paid Notes

    In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e) Accrual of interest

    Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

5.  Payments

(a) Method of payment

    Subject as provided below:

    (i)payments in a Specified Currency other than euros will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Melbourne and Wellington, respectively); and

   (ii)payments in euros will be made by credit or transfer to a euro account (or any other account to which euros may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

    Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(b) Presentation of definitive Notes, Receipts and Coupons

    Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

    Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note

Back to Contents

    in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.
    Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

    Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

    Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "Long Maturity Note" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

    If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

(c) Payments in respect of Global Notes

    Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be prima facie evidence that the payment in question has been made.

(d) General provisions applicable to payments

    The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note.

    Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

Back to Contents

    (i)the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

   (ii)payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

   (iii)such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

(e) Payment Day

    If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 8) is:

    (i)a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

      (A) the relevant place of presentation;

      (B) London; and

      (C) any Additional Financial Centre specified in the applicable Pricing Supplement; and

   (ii)either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euros, a day on which the TARGET System is open.

(f) Interpretation of principal and interest

    Any reference in the Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

    (i)any additional amounts which may be payable with respect to principal under Condition 7 or under any undertaking or covenant given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

   (ii)the Final Redemption Amount of the Notes;

   (iii)the Early Redemption Amount of the Notes;

   (iv)the Optional Redemption Amount(s) (if any) of the Notes;

   (v) in relation to Notes redeemable in instalments, the Instalment Amounts;

   (vi)in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 6(e)); and

   (vii)any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

    Any reference in the Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertaking or covenant given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

6.  Redemption and Purchase

(a) Redemption at maturity

    Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by

Back to Contents

    the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

(b) Redemption for tax reasons

    The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note, an Index Linked Interest Note nor a Dual Currency Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note, an Index Linked Interest Note or a Dual Currency Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and the Agent and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if the Issuer satisfies the Trustee immediately before the giving of such notice that:

    (i)on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 7 as a result of any change in, or amendment to, the laws or regulations of a Tax Jurisdiction (as defined in Condition 7) or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

   (ii)such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

    provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

    Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment and the Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

    Notes redeemed pursuant to this Condition 6(b) will be redeemed at their Early Redemption Amount referred to in paragraph (e) below together, if appropriate, with interest accrued to (but excluding) the date of redemption.

(c) Redemption at the option of the Issuer (Issuer Call)

    If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

    (i)not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 13; and

   (ii)not less than 15 days before the giving of the notice referred to in
      (i), notice to the Trustee and to the Agent,

    (which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate


                                        28
Back to Contents

    nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a Global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders (Investor Put)

    If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 13 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

    To exercise the right to require redemption of this Note the holder of this Note must deliver, at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition accompanied by, if this Note is in definitive form, this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control.

    For so long as all of the Notes are represented by one or both of the Global Notes and such Global Note is held on behalf of Euroclear and/or Clearstream, Luxembourg, the option of the Noteholders provided for in this Condition 6(d) may be exercised by any person who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a particular principal amount of such Notes (each an "Accountholder") giving a notice of exercise in relation to the principal amount of the Notes in respect of which such option is exercised within the time limits set forth in this Condition 6(d) and/or as required by the relevant clearing system and at the same time presenting or procuring the presentation of such Global Note to the Principal Paying Agent for notation accordingly. Whilst all of the Notes are represented by one or both of the Global Notes and such Global Note is held on behalf of Euroclear and/or Clearstream, Luxembourg, notices of exercise shall be given in accordance with the standard procedures of Euroclear and/or Clearstream, Luxembourg (which may include notice being given on the instruction of the relevant Accountholder by the relevant clearing system or any common depositary therefor to the Principal Paying Agent by electronic means) in a form acceptable to the relevant clearing system from time to time.

(e) Early Redemption Amounts

    For the purpose of paragraph (b) above and Condition 9, each Note will be redeemed at its Early Redemption Amount calculated as follows:

    (i)in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

   (ii)in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

   (iii)in the case of a Zero Coupon Note, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

       Early Redemption Amount = RP x (1 + AY)y

Back to Contents

      where:

     "RP"    means the Reference Price;

     "AY"    means the Accrual Yield expressed as a decimal; and

      "y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360, or on such other calculation basis as may be specified in the applicable Pricing Supplement.

(f) Instalments

    Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g) Partly Paid Notes

    Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(h) Purchases

    The Issuer or any Subsidiary of the Issuer may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) Cancellation

    All Notes which are redeemed will be cancelled or held for subsequent cancellation (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and any Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(j) Late payment on Zero Coupon Notes

    If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

    (i)the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

   (ii)five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 13.

7.  Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of any Tax Jurisdiction (as defined below) unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

Back to Contents

(a) presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with a Tax Jurisdiction other than the mere holding of such Note, Receipt or Coupon; or

(b) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 5(e)); or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(d) presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

    As used herein:

    (i)"Tax Jurisdiction" means the United Kingdom or any political subdivision or any authority thereof or therein having power to tax; and

   (ii)the "Relevant Date" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Trustee or the Agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 13.

8.  Prescription

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 7) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5(b) or any Talon which would be void pursuant to Condition 5(b).

9.  Events of Default and Enforcement

(a) Events of Default

    The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution shall (subject in each case to being indemnified to its satisfaction), (but in the case of the happening of any of the events described in paragraphs (ii) to
    (vii) (other than (iv) in relation to the Issuer) inclusive, only if the Trustee shall have certified in writing to the Issuer that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice in writing to the Issuer that each Note is, and each Note shall thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest (if applicable) as provided in the Trust Deed if any of the following events (each an "Event of Default") shall occur:

    (i)if default is made in the payment of any principal or interest due in respect of the Notes or any of them and the default continues for a period of 14 days in the case of principal and 21 days in the case of interest; or

   (ii)if the Issuer fails to perform or observe any of its other obligations under the Conditions or the Trust Deed and (except in any case where, in the opinion of the Trustee, the failure is incapable of remedy when no such continuation and notice as is hereinafter mentioned will be required) the failure continues for the period of 45 days (or such longer period as the Trustee may, in its absolute discretion, permit) next following the service by the Trustee on the Issuer of notice requiring the same to be remedied; or

   (iii)if: (A) any Indebtedness for Borrowed Money (as defined below) of the Issuer or any of its Material Subsidiaries is declared to be or otherwise becomes due and repayable prematurely by reason of an event of default (however described) except where the Issuer or any of its Material Subsidiaries, as the case may be, is contesting such default in good faith or (B) the

Back to Contents

       Issuer or any of its Material Subsidiaries fails to make any payment in respect of any Indebtedness for Borrowed Money on the due date for payment or within any originally applicable grace period, as the case may be or (C) any Security Interest given by the Issuer or any of its Material Subsidiaries for any Indebtedness for Borrowed Money becomes enforceable and the holder thereof shall have commenced proceedings or appointed a receiver, manager or similar officer to take steps to enforce the same or (D) default is made by the Issuer or any of its Material Subsidiaries in making any payment due under any guarantee and/or indemnity given by it in relation to any Indebtedness for Borrowed Money of any other person except where the Issuer or any of its Material Subsidiaries, as the case may be, is contesting its liability under such guarantee and/or indemnity in good faith, provided that no event described in this Condition 9 shall constitute an Event of Default unless the aggregate amount of the Indebtedness for Borrowed Money or any such guarantee and/or indemnity in respect of which any one or more of the events mentioned in this Condition 9(a)(iii) has or have occurred equals or exceeds the greater of an amount equal to one per cent of Consolidated Net Tangible Assets and GBP25,000,000 (or its equivalent in any other currency); or
   (iv)if any order is made by any competent court or resolution passed for the winding up or dissolution of the Issuer or any of its Material Subsidiaries, save for the purposes of any amalgamation, merger, consolidation, reorganisation, reconstruction or other similar arrangement on terms previously approved in writing by the Trustee or by an Extraordinary Resolution; or

   (v) if the Issuer or any of its Relevant Subsidiaries ceases or threatens to cease to carry on the whole or substantially the whole of its business, save for the purposes of any amalgamation, merger, consolidation, reorganisation, reconstruction or other similar arrangement on terms previously approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders, or the Issuer or any of its Relevant Subsidiaries stops or threatens to stop payment of, or is unable to, or in writing admits inability to, pay, its debts (or any class of its debts) as they fall due, or is deemed unable to pay its debts within the meaning of section 123 (other than section 123(1)(a)) of the Insolvency Act 1986 or any analogous provision under the laws of any other jurisdiction in which the Issuer or such Relevant Subsidiary, as the case may be, is incorporated, or is adjudicated or found bankrupt or insolvent by a competent court; or

   (vi)if (A) proceedings are initiated against the Issuer or any of its Material Subsidiaries under any applicable liquidation, insolvency, composition, reorganisation or other similar laws, or an application is made for the appointment of an administrative or other receiver, manager, administrator or other similar official, or an administrative or other receiver, manager, administrator or other similar official is appointed, in relation to the Issuer or any of its Material Subsidiaries or, as the case may be, in relation to the whole or substantially the whole of the undertaking or assets of any of them, or an encumbrancer takes possession of the whole or substantially the whole of the undertaking or assets of any of them, or a distress, execution, attachment, sequestration or other process is levied, enforced upon, sued out or put in force against the whole or substantially the whole of the undertaking or assets of any of them and (B) in any case (other than the appointment of an administrator) is not discharged within 30 days or such longer period as the Trustee may permit, or following such 30 day period, the appointment is not being contested in good faith; or

   (vii)if the Issuer or any of its Material Subsidiaries initiates or consents to judicial proceedings relating to itself under any applicable liquidation, insolvency, composition, reorganisation or other similar laws or makes a conveyance or assignment for the benefit of, or enters into any composition or other arrangement with, its creditors generally (or any class of its creditors) or any meeting is convened to consider a proposal for an arrangement or composition with its creditors generally (or any class of its creditors).

(b) Enforcement

    The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes and any relevant Receipts or Coupons unless (i) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding and (ii) it shall have been indemnified to its satisfaction.

Back to Contents

    No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

(c) Definitions

    For the purposes of the Conditions:

    2Consolidated Net Tangible Assets" means:

   (A) any amount comprised in the then latest published annual or interim (whichever is the later) consolidated or, as the case may be, combined balance sheet of the mmO2 Group in respect of the line item entitled
      "Net assets"; less

   (B) any amount comprised in the then latest published annual or interim (whichever is the later) consolidated or, as the case may be, combined balance sheet of the mmO2 Group in respect of the line item entitled "Intangible assets".

    "Group" at any time shall mean the Issuer and its Subsidiaries.

    "Indebtedness for Borrowed Money" means any indebtedness (whether being principal, premium, interest or other amounts) for or in respect of any notes, bonds, debentures, debenture stock, loan stock or other securities or any borrowed money.

    "Material Subsidiary" at any time shall mean O2 (UK) Limited and O2 (Germany) GmbH & Co. OHG (for so long as they remain Subsidiaries of the Issuer) and any Subsidiary of the Issuer inter alia:

   (A) whose turnover (consolidated in the case of a Subsidiary which itself has Subsidiaries but excluding intra-Group items) or whose total assets (consolidated in the case of a Subsidiary which itself has Subsidiaries) at any time equals or exceeds ten (10) per cent of the consolidated turnover or, as the case may be, consolidated total assets, of the Group, all as calculated respectively by reference to the then most recent audited consolidated financial statements of the Group and the then most recent annual financial statements (consolidated or, as the case may be, unconsolidated) of the relevant Subsidiary; or

   (B) to which is transferred the whole or substantially the whole of the undertaking and assets of a Subsidiary of the Issuer which immediately before the transfer is a Material Subsidiary,

    all as more particularly defined in the Trust Deed, provided that any Subsidiary (other than O2 (UK) Limited or O2 (Germany) GmbH & Co. OHG) whose only or principal business is that of a holding company (as defined in section 736 of the Companies Act) shall not be a Material
    Subsidiary for the purposes of this definition.

    A report of the Auditors (as defined in the Trust Deed) that in their opinion a Subsidiary of the Issuer is or is not or was or was not at any particular time or throughout any specified period a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

    "Relevant Subsidiary" at any time shall mean O2 (UK) Limited (for so long as it remains a Subsidiary of the Issuer) and any Subsidiary of the Issuer inter alia:

   (A) whose turnover (consolidated in the case of a Subsidiary which itself has Subsidiaries but excluding intra-Group items) at any time equals or exceeds twenty-five (25) per cent of the consolidated turnover of the Group as calculated by reference to the then most recent audited consolidated financial statements of the Group and the then most recent annual financial statements (consolidated or, as the case may be, unconsolidated) of the relevant Subsidiary; or

   (B) to which is transferred the whole or substantially the whole of the undertaking and assets of a Subsidiary of the Issuer which immediately before the transfer is a Relevant Subsidiary,

    all as more particularly defined in the Trust Deed, provided that any Subsidiary (other than O2 (UK) Limited) whose only or principal business is that of a holding company (as defined in section 736 of the Companies Act) shall not be a Relevant Subsidiary for the purposes of this definition.

    A report of the Auditors (as defined in the Trust Deed) that in their opinion a Subsidiary of the Issuer is or is not or was or was not at any particular time or throughout any specified period a Relevant Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

    "Subsidiary" means a subsidiary of the Issuer within the meaning of section 736 of the Companies Act 1985.


                                        33
Back to Contents

10. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. Paying Agents

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent;

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or other relevant authority; and

(c) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive is introduced, the Issuer will ensure that it maintains a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to any such Directive or law.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5(d). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and, in certain limited circumstances specified therein, of the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor paying agent.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Notes will be deemed to be validly given if published in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the Financial Times in London. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules of any stock exchange or other relevant authority on which the Notes are for the time being listed or by which they have been admitted to listing. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If publication as provided above is not practicable, a notice will be given in such other manner, and will be deemed to have been given on such date, as the Trustee shall approve.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or are admitted to listing by another


                                        34

Back to Contents

relevant authority and the rules of that stock exchange or other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. Meetings of Noteholders, Modification, Waiver and Substitution

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by
Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer if required in writing by Noteholders holding not less than five per cent in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing not less than 50 per cent in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of the Notes or the Trust Deed, or determine, without any such consent as aforesaid, that any Event of Default or potential Event of Default shall not be treated as such, where, in any such case, it is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders so to do or may agree, without any such consent as aforesaid, to any modification which is of a formal, minor or technical nature or to correct a manifest or proven error. Any such modification shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless otherwise agreed by the Trustee, any such modification shall be notified to the Noteholders in accordance with Condition 13 as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation or determination), the Trustee shall have regard to the general interests of the Noteholders as a class (but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking or covenant given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

The Trustee may, without the consent of the Noteholders, agree with the Issuer, to the substitution in place of the Issuer (or of any previous substitute under this Condition) as the principal debtor under the Notes, Receipts, Coupons and the Trust Deed of another company, being a Subsidiary of the Issuer, subject to
(a) the Notes being  unconditionally  and irrevocably  guaranteed by the Issuer,
(b) the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced by the substitution and (c) certain other conditions set out in the Trust Deed being complied with.

15. Indemnification of the Trustee and Trustee Contracting with the Issuer

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified to its satisfaction.


                                        35

Back to Contents

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, inter alia, (i) to enter into business transactions with the Issuer and/or any of its Subsidiaries and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or any of its Subsidiaries, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, Receiptholders or Couponholders and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

16. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes.

17. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

18. Governing Law

The Trust Deed, the Agency Agreement, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.


                                        36

Back to Contents

                              USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer in order to refinance indebtedness and for the mmO2 Group's general corporate purposes.


                                        37

Back to Contents

                     CAPITALISATION AND INDEBTEDNESS

The table below sets forth the called up share capital of mmO2 plc and the borrowings and indebtedness of the Group as at 31 July 2003. The amounts are extracted from the Group's unaudited management information and financial records.
                                                        As at 31 July
                                                                 2003

                                                                 GBPm
Capital
Called up share capital(1), (6)                                     9

                                                        As at 31 July
                                                                 2003
                                                                 GBPm

Borrowings and indebtedness
Euro medium-term notes                                          1,026
Loan notes                                                         17
Obligations under hire purchase contracts(2)                      393
Other loans and borrowings                                         37

Total borrowings and indebtedness(3)-(6)                        1,473


Notes:
(1) As of 31 July 2003 mmO2 plc's authorised share capital was represented by 20,050,000,000 ordinary shares with par value 0.1 pence per share and 40 deferred shares with par value GBP1 each. As at 31 July 2003, 8,670,298,712 of the ordinary shares and 40 of the deferred shares had been called up, allotted and fully paid. The holders of deferred shares have no right to attend or vote at any general meeting of the Company. The deferred shares do confer the right to receive a cumulative dividend of 1 per cent of the nominal value of the deferred shares each year. The deferred shares are classified as non-equity.
(2) The obligations under hire purchase contracts are mainly in respect of leases of plant and machinery. Under contracts between O2 UK and a number of US leasing trusts, O2 UK sold and repurchased material portions of its GSM radio and switching equipment, (the "QTE leases"). O2 UK has deposited sufficient funds with a trust company to meet the future hire purchase obligations. The deposit account is included in the group balance sheet within "Current Assets". In accordance with the terms of the QTE leases, letters of credit totalling U.S.$110 million, which are guaranteed by mmO2 plc, are in place with a third party bank.
(3) As at the date of this Offering Circular the mmO2 Group has also given the following material guarantees:
   (i)A guarantee from mmO2 plc to the Police Information Technology Organisation, ("PITO"), and to each police authority, of the performance of Airwave of its ongoing obligations in relation to the contracts with the police authorities and PITO; and
    (ii)Guarantees from mmO2 plc to BT in respect of: (1) the performance by Airwave of its obligations under the agreement pursuant to which the Airwave business was transferred to Airwave; and (2) the performance by Airwave of its obligations under the sub-contract with BT pursuant to which Airwave provides services to the police authorities as sub-contractor for BT.
(4) All borrowings and indebtedness of the Group are unsecured. Save as disclosed above, there are no other guarantees given by mmO2 plc relating to the borrowings and indebtedness of the Group.
(5) As at 31 July 2003, the Group had cash and current asset investments of GBP784 million, giving a total net borrowings and indebtedness of GBP689 million (31 March 2003 - GBP549 million).
(6) Save as disclosed above, as at the date of this Offering Circular there has been no material change in mmO2 plc's authorised and issued share capital, and no material change in the borrowings and indebtedness, including contingent liabilities and guarantees, of the Group since 31 July 2003.


                                        38

Back to Contents

                           SELECTED FINANCIAL DATA

The selected historical financial information for each of the two years ended 31 March 2003 has been extracted without adjustment from the Annual Report and Financial Statements 2003 of the mmO2 Group for the year ended 31 March 2003 and has been prepared on the basis disclosed therein.

The selected unaudited operational information has been extracted without adjustment from the unaudited release detailing the Group's key performance indicators for the three month period ended 30 June 2003, as announced in its press announcement on 22 July 2003.

Investors should read this information in conjunction with the full text of this document and not just rely on the information contained in this section.

Selected historical financial information


1.  Consolidated profit and loss account

                                                   Year ended 31 March
                                                     2003        2002
                                                     GBPm        GBPm

Group turnover                                      4,874       4,276

Net operating
     expenses before
     exceptional items                             (5,352)     (4,982)
Exceptional items                                  (8,300)       (150)

EBITDA(1) before
     exceptional items                                859         433

Group operating loss                               (8,778)       (856)
Group's share of
     operating profit
     of associates                                      5           8
Provision for loss on
     sale of business                              (1,364)          -
Net interest payable
     and similar
     charges                                          (66)        (25)

Loss on ordinary
     activities
     before taxation                              (10,203)       (873)
Tax on loss on
     ordinary
     activities                                        55          23

Retained loss and
     loss on ordinary
     activities after
     taxation for the
     financial year                               (10,148)       (850)

Basic and diluted
     loss per share
     (pence)                                       (117.0)       (9.8)



(1) EBITDA is the Group's earnings before interest, tax, depreciation, amortisation and exceptional items, excluding its share of operating profits and losses of its joint ventures and associates. EBITDA is not a measure of financial performance under UK GAAP and may not be comparable to similarly titled measures of other companies because EBITDA is not uniformly defined. Group operating loss is considered to be the UK GAAP financial measure closest to EBITDA. EBITDA should not be considered by investors as an alternative to Group operating profit or profit on ordinary activities before taxation as an indication of operating, performance, or as an alternative to cash flow from operating activities as an indication of cash flows.


                                        39

Back to Contents


2.  Consolidated balance sheet information
                                                         As at 31 March
                                                         2003        2002
                                                         GBPm        GBPm

Fixed assets
Intangible assets                                       7,582      15,992
Tangible assets                                         3,875       4,094
Investments                                                 3          37

Total fixed assets                                     11,460      20,123
Current assets                                          1,913       2,037
Creditors: amounts
     falling due
     within one year                                   (1,572)     (1,521)
Creditors: amounts
     falling due
     after more than
     one year                                          (1,451)     (1,403)
Provisions for
     liabilities and
     charges                                             (284)       (402)

Net assets                                             10,066      18,834

Equity shareholders'
     funds                                             10,066      18,834


                                        40

Back to Contents

Selected unaudited operational information



1.  Customer numbers

                                      Customers                                                                Customers
                                     at 31 March                       Net additions                           at 30 June
                                            2003                       during period                                 2003

                                                                       (in thousands)

O2 UK
Pre-pay                                    7,989                                 132                                8,121
Post-pay                                   4,061                                 126                                4,187

Total                                     12,050                                 258                               12,308

O2 Germany
Pre-pay                                    2,182                                  61                                2,243
Post-pay                                   2,630                                 164                                2,794

Total                                      4,812                                 225                                5,037

O2 Ireland
Pre-pay                                      889                                  14                                  903
Post-pay                                     366                                   3                                  369

Total                                      1,255                                  17                                1,272

Manx
Pre-pay                                       38                                   4                                   42
Post-pay                                      21                                   -                                   21

Total                                         59                                   4                                   63

mmO2 Group
Pre-pay                                   11,098                                 211                               11,309
Post-pay                                   7,078                                 293                                7,371

Total                                     18,176                                 504                               18,680

Pre-pay
     per
     cent                                  61.1%                               41.9%                                60.5%
Post-pay
     per
     cent                                  38.9%                               58.1%                                39.5%


                                        41

Back to Contents


2.  Average revenue per user (ARPU)

                          3 months ended        3 months ended          3 months ended          3 months ended      3 months ended
                                 30 June          30 September             31 December                31 March             30 June
                                    2002                  2002                    2002                    2003                2003
                                                                  GBP

O2 UK
12-month
     rolling
Pre-pay                              109                   112                     117                     121                 128
Post-pay                             502                   505                     503                     503                 504
Blended                              234                   238                     243                     247                 254
Monthly
     average
Pre-pay                                9                    10                      11                      10                  11
Post-pay                              42                    44                      42                      41                  42
Blended                               20                    21                      21                      20                  22

O2 Germany
12-month
     rolling
Pre-pay                               76                    82                      81                      83                  87
Post-pay                             324                   331                     335                     341                 353
Blended                              203                   210                     212                     219                 229
Monthly
     average
Pre-pay                                7                     7                       7                       7                   8
Post-pay                              28                    29                      29                      29                  32
Blended                               18                    18                      18                      19                  21

O2 Ireland
12-month
     rolling
Pre-pay                              204                   208                     212                     220                 226
Post-pay                             621                   633                     639                     656                 675
Blended                              333                   338                     341                     351                 359
Monthly
     average
Pre-pay                               18                    18                      18                      19                  20
Post-pay                              53                    56                      53                      57                  60
Blended                               28                    30                      29                      30                  32


                                        42


Back to Contents


3.  Average revenue per user (ARPU)

                          3 months ended        3 months ended          3 months ended          3 months ended      3 months ended
                                 30 June          30 September             31 December                31 March             30 June
                                    2002                  2002                    2002                    2003                2003
                                                                   (EUR)


O2 UK
12-month
     rolling
Pre-pay                              176                    179                    186                     188                 194
Post-pay                             809                    809                    800                     783                 764
Blended                              377                    381                    387                     385                 385

Monthly
     average
Pre-pay                               14                     16                     17                      15                  16
Post-pay                              67                     69                     66                      61                  60
Blended                               32                     33                     33                      30                  31

O2 Germany
12-month
     rolling
Pre-pay                               123                   132                    129                     129                 131
Post-pay                              522                   530                    533                     531                 535
Blended                               327                   336                    338                     340                 348

Monthly
     average
Pre-pay                                11                    11                     11                      10                  11
Post-pay                               44                    45                     45                      43                  46
Blended                                28                    29                     29                      28                  30

O2 Ireland
12-month
     rolling
Pre-pay                                329                  333                    337                     342                 342
Post-pay                             1,002                1,015                  1,017                   1,022               1,024
Blended                                537                  542                    543                     546                 545

Monthly
     average
Pre-pay                                 28                   29                     29                      28                  28
Post-pay                                84                   88                     83                      85                  85
Blended                                 45                   47                     45                      45                  45


                                        43


Back to Contents


4.  Data as percentage of service revenues

                          3 months ended        3 months ended          3 months ended          3 months ended      3 months ended
                                 30 June          30 September             31 December                31 March             30 June
                                    2002                  2002                    2002                    2003                2003

O2 UK                               14.1%                 15.3%                  17.4%                    19.4%               18.3%
O2 Germany                          18.3%                 18.1%                  19.7%                    21.0%               18.2%
O2 Ireland                          11.7%                 14.1%                  15.7%                    17.4%               16.1%

Group                               14.8%                 15.8%                  17.8%                    19.6%               18.1%




5.  SMS messages

                          3 months ended        3 months ended          3 months ended          3 months ended      3 months ended
                                 30 June          30 September             31 December                31 March             30 June
                                    2002                  2002                    2002                    2003                2003

                                                                                        (million)

O2 UK                              1,252                 1,302                   1,512                   1,688               1,729
O2 Germany                           298                   313                     361                     365                 405
O2 Ireland                           214                   224                     260                     294                 280
Manx                                   6                     7                       8                       8                   8

mmO2 total                         1,770                 1,846                   2,141                   2,355               2,422

Growth                             +12.1%                 +4.2%                  +16.0%                  +10.0%               +2.8%


                                        44

Back to Contents

                                       BUSINESS DESCRIPTION

History and development of the Company

On 10 May 2001, BT announced its intention to demerge the Group's businesses. This was effected by a reorganisation, a scheme of arrangement and, on 19 November 2001, the demerger transaction. As a result of these transactions, the Group's operations have been conducted as an independent entity with key subsidiaries in the United Kingdom, Germany, the Netherlands, Ireland and the Isle of Man. In September 2001, the Group announced a new brand, O2. This was introduced in May 2002 and in support of that introduction each of the principal country company operating names, except for Manx Telecom Limited in the Isle of Man, were changed to include the brand in their names. Accordingly, references throughout this Offering Circular to the country operations, where appropriate, refer to the new operating company names. On 14 April 2003, the Group announced that it had agreed the sale of O2 Netherlands to Greenfield Capital Partners, an independent private equity and corporate finance group with existing interests in the telecoms sector. The sale was completed on 3 June 2003.

Business overview

Introduction

The Group is a leading provider of mobile communication services in Europe. As at 31 March 2003, its business served 19.37 million mobile customers in the United Kingdom, Germany, Ireland, the Netherlands and the Isle of Man. The Group's mobile businesses in the United Kingdom, Germany, Ireland and the Isle of Man are all wholly-owned and together they cover territories with a total population of over 147 million people. The Group's combined turnover for the year ended 31 March 2003 was GBP4,874 million, up 14.0 per cent from GBP4,276 million for the preceding year.

The Group's business in Germany has continued to grow significantly since its GSM mobile network was launched in October 1998 and at 31 March 2003 had over
4.8 million customers. The business has made a large investment in its network and has continued to expand its position in target markets by exploiting new and existing distribution channels and developing innovative products.

The sale of O2 Netherlands to Greenfield Capital Partners was completed on 3 June 2003. The sale followed a comprehensive review of the highly competitive Dutch market. The Dutch market comprises five players and is highly penetrated, with two of the largest competitors holding a combined market share of approximately 70 per cent. As one of the three small players the Group did not have the critical mass required to deliver sufficiently attractive returns in the long term.

The Group's mobile businesses in the United Kingdom, Germany and Ireland have all deployed mobile packet data capabilities based on GPRS technology. GPRS offers "always-on" connectivity for mobile office services, e-commerce, banking, online billing, telemetry, entertainment, mobile internet and other mobile data services.

GPRS serves as the key transitional stage in the Group's roll-out of UMTS services. During 1999 and 2000, the Group secured licences to operate UMTS mobile services in the United Kingdom, Germany and the Isle of Man. Last year O2 Ireland was also awarded an UMTS licence. In addition to conventional voice and data services, UMTS will permit the Group to offer high-resolution video and multimedia services and significant enhancements to the mobile data services available on GPRS. Its business in the Isle of Man launched Europe's first fully operational UMTS network in December 2001, offering a full range of high-bandwidth applications, including video telephony and advanced business and e-commerce solutions.

The Group continues to believe it is one of the leading providers of mobile data services in Europe. This is done in part through O2 Online, its mobile internet business. The O2 Online mobile offering is designed to create value for the Group by attracting high-value customers, by increasing the voice and data usage of its networks and by reducing churn through high-quality content, services and applications and closer relationships with customers. The Group doubled its online subscriber base to more than half a million customers last year of which almost half are high value contract customers.

Since its launch, O2's corporate e-mail on the move solution, BlackBerryTM, has been enhanced to include voice capability, attachment opening, Lotus Notes capability and international roaming to 21 countries. As at 31 March 2003, more than 23,000 devices had been sold to 650 organisations.
The xda from O2 was the first truly integrated GSM/GPRS enabled PDA based on MS pocket PC 2002 phone edition and was launched in May 2002. By March 2003, more than 55,000 devices had been sold in the UK, Germany, Ireland, the Netherlands and Asia Pacific.


                                        45

Back to Contents

Strengths

The Group continues to believe that the following key strengths will enhance its position as one of the leading providers of mobile communications services in Europe:

*   European footprint of cohesive wholly-owned businesses;

*   established mobile businesses in the United Kingdom and Ireland;

*   growing business in Germany;

*   well positioned for GPRS and UMTS success in the Group's markets;

*   one of the leading providers in mobile data in the Group's markets; and

*   track record of innovation.

A Group-wide strategy has been formulated which will enable the Group to best leverage these strengths.

Strategy

The Group believes that good progress has been made in meeting its strategic objectives but the Group recognises that to succeed its strategy must continue to evolve and its marketing emphasis must change to reflect the changing nature of the marketplace. Knowing what is important to the Group's customers is a primary aim of its strategy going forward and requires a clear understanding of the differences between different types of customer in order to provide a better overall experience to them. The experience starts when a customer walks into an O2 shop or goes online to make a purchase and continues right through the usability of a particular product or service, and on to customer care.

To achieve its aim of providing a better customer experience, the Group is developing a new segmentation framework to ensure that it really does understand the needs and priorities of its customers. Using this framework the Group plans to deliver a range of service packages to different types of customer. At the same time the Group is enhancing its IT systems to improve its customer relationship management capability and help the Group transform its retail presence.

The aim is that by gaining greater customer insight and focusing on improving the customer experience, the Group will increase customer satisfaction among higher value customers and improve its ability to attract and retain them thereby helping to increase ARPU, reduce churn and improve operational performance.

The Group's goal remains to create shareholder value through above sector average growth in revenue and profitability.

The new strategic emphasis, outlined above, supports this goal and the key elements in implementing the Group's strategy are:

*   emphasise operational performance and execution;

*   achieve greater integration by managing its businesses cohesively; and

*   deliver leadership in data services.

Emphasise operational performance and execution

Operational performance and execution is still the Group's key priority. It includes driving up financial performance by improving its customer mix, increasing customer loyalty and stimulating revenues. The Group aims to continue improving its cost base, including reducing unit costs in Germany by building scale. It is also critical that the profitability, growth and competitiveness of the Group's UK business are improved.

Improve customer mix. At O2 UK in the financial year ended 31 March 2003 there was a turnaround in the previous year's declining trend in the proportion of customers comprising the post-pay base. Post-pay contracts grew as a proportion of the overall customer base from 32.0 per cent in March 2002 to 33.7 per cent in March 2003. The Group believes this was partly due to improvements in network quality and it has contributed to an increase in blended ARPU over the same period of GBP16.

In Germany, Genion, O2 Germany's mobile services product, remains an important driver of O2 Germany's success. Genion, which accounted for the majority of gross additions for the financial year ended 31 March 2003, sharpens the Group's strategic focus on more profitable customers, generating


                                        46

Back to Contents

higher  ARPU and a  considerably  lower churn rate than other  mobile  products.
Genion customers made up more than 30 per cent of the O2 Germany's total customer base as at 31 March 2003. This has made a significant contribution to the positive trend in ARPU at O2 Germany.

In Ireland, blended SAC fell by 33 per cent in the course of the year and blended ARPU increased by 6.7 per cent, while the post-pay churn rate fell by
26.1 per cent. to 17 per cent.

A specific operational target was set for the financial year to 31 March 2003 to raise ARPU in the Netherlands. O2 Netherlands succeeded in meeting this target, generating growth in blended ARPU of 9.8 per cent over the course of the year.

Increase customer loyalty. For the financial year ended 31 March 2002 the Group reported that it had implemented a number of customer loyalty and retention measures, including targeted customer incentive initiatives and pre-contract termination "save" programmes, aimed at encouraging greater loyalty amongst its customers. At O2 UK, through successful customer relationship management initiatives, including these loyalty and retention measures, O2 UK reduced the rate of contract customer churn, which fell from 31 per cent to 28 per cent. The Group has also reduced contract customer churn from 21 per cent to 16 per cent in O2 Germany and 23 per cent to 17 per cent in O2 Ireland.

Focus on cost efficiencies. Both O2 UK and O2 Germany have participated in downsizing programmes and these have already yielded cost efficiencies. In the UK, O2 scaled back its permanent workforce during the financial year to March 2003 by some 1,400 jobs and restructured its retail stores portfolio from 320 to 196 stores. O2 Germany reduced its workforce from 3,900 to 3,400 between 2002 and 2003. The Group still regularly undertakes benchmarking exercises and actively pursue best practice programmes to reduce its costs.

Achieve competitive scale in Germany. The Group has grown its share of the customer base in Germany, increasing subscribers by 23.7 per cent over the year to 4.8 million by the end of March 2003. The Group aims to continue this momentum and as it does so its primary focus will remain on building its retail business. Last year the Group said that in this area it would continue to expand its direct channels, including owned shops, branded partner shops and web-based channels. Achieve greater integration by managing the Group's businesses cohesively

The Group's aim is to gain competitive advantage by increasing speed of execution and reducing costs and complexity through doing things once, where it makes sense to do so. Examples include achieving a consistent brand experience across the Group's businesses, building and managing a Group-wide product set, implementing a shared vendor strategy, procuring devices on a Group-wide basis and harmonising key elements of IT systems. Most of the major programmes are already in place and the priority is now therefore efficiency of execution.

Consistent brand experience. Since its launch in May 2002, the new brand has gained good momentum and awareness of the new brand has exceeded the Group's own targets. The Group believes that having a common brand is beginning to facilitate a more cohesive marketing orientation and uniform level of service.

Group-wide product set. In March 2002, the Group put in place a single product team (Products O2) across all its country markets to drive the delivery of its single product road map addressing products and services for business customers and consumers. During the year the Group successfully introduced products in the following key areas with particular appeal to high-value users.

* The xda from O2 has found a firm following since its launch in May 2002. By March 2003, more than 55,000 had been sold in the UK, Germany, Ireland, the Netherlands and Asia Pacific.

* The BlackBerryTM was launched across all the Group's territories. As at 31 March 2003, more than 23,000 devices had been sold to 650 organisations.

Shared vendor strategy. The Group has consolidated its existing supply contracts for the UMTS network and replaced them with new strategic partnerships. Nortel Networks and Nokia have become the principal suppliers of the Group's broadband mobile data networks and this will help it control capital expenditure. Deliver leadership in data services

During the 2002-2003 financial year the Group set out its aim to grow revenues from leading edge mobile technology and services and has made significant progress in achieving this over the course of the financial year to March 2003.


                                        47

Back to Contents

Over that period data as a proportion of service revenues increased to 17.3 per cent from 11.7 per cent, ahead of the Group target of 16 per cent.

Group-wide (UK, Germany, Ireland and the Netherlands), more than 8.5 billion SMS text messages were sent, an increase of 60.1 per cent over the previous year. O2 UK customers sent half a billion text messages during the month of December - the largest volume of person-to-person messages handled by a UK operator in a single month. The Group continues to see significant revenue potential in SMS, including person-to-person, premium and wholesale text messaging.

The Group also made an encouraging start to its portfolio of interactive services. From launch until 31 March 2003 it added over 200,000 Java Unique visitors and added just under 100,000 MMS Active users. The expectation is that usage will increase throughout 2003 with the introduction of full MMS interconnection between networks and a greater choice of multimedia, colour-screen handsets.

Operations (by country)

The following table represents the turnover for each of the Group's operating businesses for the last two financial years ended 31 March 2003.


                                                Year ended 31 March

                                        2003                              2002
                                        GBPm                              GBPm

O2 UK                                  3,025                             2,756
O2 Germany                             1,060                               875
O2 Netherlands                           263                               200
O2 Ireland                               442                               395
O2 Online                                 93                               100
Other operations                          64                                54
Intragroup
     eliminations                        (73)                             (104)

Total                                  4,874                             4,276



O2 UK

Operational performance

In the past financial year O2 UK's focus has been on delivering improvements in the efficiency of its operations, enhancing performance in its target high value sectors of the market by stimulating usage and reducing customer churn, while securing improvements in the quality of its network. The O2 UK management team has performed strongly in these key areas of O2 UK's business, delivering enhanced operational efficiency and improved profitability. A major restructuring, completed during the first half of the year, led to a 17 per cent reduction in the number of full-time employees, enhancing O2 UK's efficiency without impairing its ability to provide an improved customer experience. Significant progress was made in improving O2 UK's performance in the post-pay, higher value sector of the market by providing a better service to the business, professional and young adult customers who are the focus of its marketing efforts. During the year, O2 UK turned round the previous year's declining trend in the share of its post-pay customer base, with post-pay contracts growing as a proportion of the overall customer base from 32 per cent to 34 per cent. At the same time, through improved customer communication and retention programmes, it reduced the rate of contract customer churn from 31 per cent to 28 per cent. O2 UK's O2 Loyalty Programme won the top award in the Marketing Direct Intelligence Awards and overall measures of customer satisfaction continued to rise. Blended ARPU rose over the same period from GBP231 to GBP247. Key corporate customer wins included the BBC, Logica, Woolworths, the Bank of Ireland and the Co-operative Group. Refurbished O2 retail stores performed strongly, making a significant contribution to customer growth and to a reduction in SACs. Sales per store were more than twice the level of the previous year.

O2 UK's customer management capability programme - including the introduction of interactive knowledge databases for customer care advisors, new order processing and an upgraded billing system - began to deliver benefits. O2 UK continued to invest cost- effectively in its existing GSM (or 2G) infrastructure. Network quality also continued to improve, leading to a further fall in the rate of dropped calls on its network. Last year O2 UK consolidated its leadership in data services. Data grew as a proportion of service revenues from 11.8 per cent to 17.1 per cent of the total and SMS messages sent grew to a record-breaking and market-leading 5.8 billion. The launch of the xda from O2 - a fully integrated mobile phone and PDA and the first pan-O2 product - has been well-received, accounting for


                                        48

Back to Contents

59 per cent of the voice enabled PDA market in the UK, according to the latest figures from Context, and attracting numerous awards and accolades from national and trade press. The Company's BlackBerryTM "always on" e-mail solution for business customers also continued to enjoy success, as did the TreoTM organiser. O2 UK launched the new generation of MMS during the year. O2 UK expects that MMS, with its media rich content, combining text, pictures and voice, will be a source of growth in the future. The issue of interoperability between UK networks, a potential obstacle to the diffusion of MMS, was overcome and agreements are now in place with other UK network operators.

O2 UK sponsorship of Big Brother, the reality TV programme, was the industry's largest ever mobile data initiative in terms of volume and revenue and generated over 10 million text messages carried across the O2 network during the third series. O2 became both the official club sponsor and exclusive mobile communications partner to Arsenal. O2 also continued to sponsor England rugby, providing a range of interactive and exclusive services. O2 UK's efforts in this area won independent recognition. O2 won the Marketing Initiative of the Year award for Big Brother 3 and Arsenal Interactive Partnerships at the Utility Week Awards.

On 4 June 2003 Tesco and O2 UK announced the creation of a new 50:50 joint venture, Tesco Mobile. The new company will sell exclusively Tesco branded mobile services in Tesco stores across the UK, using O2's technology and network. Market dynamics

The number of competitors in the UK market has risen from four to five with the launch of 3 in March 2003. In current market conditions, which are close to saturation, this number of operators is regarded as challenging. Looking ahead

O2 UK's focus continues to be on attracting and retaining high-value customers and on driving strong top line revenue growth from data and MMS applications rather than through increased subscriber numbers. At the same time more can be done on cost efficiency. Both avenues should lead to improved profitability.

O2 Germany

Operational performance

Important programmes were carried out during the last financial year to streamline operations and accelerate revenue growth. To reduce costs and improve efficiency steps were taken to optimise site rentals, restructure O2 Germany's sales channel mix and reduce headcount by the equivalent of 500 full time employees. More customer retention packages were introduced, supported by a win-back team to re-attract customers, which contributed to the substantial reduction in blended churn from 28 per cent to 16 per cent. O2 Germany also launched segmented product offerings using customer-insight technologies based on its Customer Relationship Management capability. After identifying gaps in the distribution network, O2 Germany plans to increase the number of its direct outlets, including some new O2 shops but mainly in partnership with other retailers.

Genion, O2 Germany's unique mobile services product, remains the major driver of O2 Germany's success. Genion, which accounted for the majority of gross additions last year, underlines the Group's strategic focus on more profitable customers, generating higher ARPU and a considerably lower churn rate than other mobile products. Thanks to its advanced technology, Genion is able to offer innovative services in combination with reduced tariffs close to those for fixed-line products in a geographical area chosen by the customer, usually near the home or workplace. Genion customers at the end of March 2003 accounted for more than 60 per cent of O2 Germany's post-paid customer base and more than 30 per cent of its total customer base. Caritas Stuttgart, Voit Turbo and Thuringer Energie were won as clients. In data services overall O2 Germany had a very successful year.

O2 Germany established itself as one of the market leaders in data, in terms of revenue share, driving data up to over 19 per cent. of its service revenues. SMS services were the main source of growth in data revenues, boosted by both person-to-person and premium SMS services such as TV-voting, games, logos and ring-tones. O2 Germany's portfolio of premium services, including the launch of SMS Chat, developed further and it acquired more internet portal access customers. O2 launched MMS in Germany in November 2002 and was the first mobile operator in the German market to offer MMS interconnection to every other mobile network.


                                        49

Back to Contents

There was a significant increase in the number of GPRS active users and, during the year, the xda from O2 was launched. Bertelsmann, Gruner and Jahr and Berliner Verlag were won as customers for the BlackBerryTM device. In partnership with m.able, O2 Germany created a mobile sales data solution for mobilesteps, an IT and telecoms sales company. At the CeBIT Conference in March 2003, O2 Germany presented further mobile services in games, music, messaging, information and business. This year O2 Germany plans to introduce a Wireless LAN offering as a complementary service to high-speed wireless networks such as 3G, especially for business customers. It also plans to introduce 3G services in Germany from late 2003. By this time, enough handsets should be available to meet market demand. O2 has secured a deal with T-Mobile to utilise its 3G network from the outset. Mobile Number Portability was introduced in November.

Market dynamics

As penetration reached 69 per cent (63 per cent in March 2002) and moved towards saturation levels, the German mobile market continued to grow but more slowly than in recent years. About 4.3 million new customers were connected during the financial year, taking total connections to 60 million mobile connections at the end of March 2003. The Group continues to believe that the German wireless market is one of the most attractive in Europe. There is, however, a limit to the number of operators that it can support. During the year the number of 3G network operators reduced from six to four - T-Mobile, Vodafone D2, E-Plus and O2 Germany - as two of the original six operators awarded 3G licences in 2000 - MobilCom and Quam - abandoned plans to enter the market. Looking ahead

Last year O2 Germany's focus was on improving the cost and revenue basis of the company. During this financial year O2 Germany's priority is to assess its core processes to see how it can adapt them to best serve its customers. O2 Germany intends to launch a range of further services such as multi-card Wireless LAN, Loyalty/Customer Reward Systems and also the start of its 3G solutions and a comprehensive portfolio of mobile data products. Future growth potential for Genion remains good. O2 Germany's overall objective is to continue to grow its market share in Germany by one percentage point per annum - focused on post-pay customers, the business and wholesale sectors.

O2 Ireland

Operational performance

The management team's continued focus on customer satisfaction and operating excellence was recognised in a number of industry awards and commendations last year. In April 2003, O2 Ireland was named Telecoms Company of the Year at the ICT Expo Awards. The portal website (www.O2.ie) won Ireland's leading technology award, the Golden Spider Award, for the second year running. The award recognises the most innovative use of mobile data through the development of services and products. Delivering high levels of customer satisfaction requires top quality products and top quality people as well. At the Irish Institute of Training and Development Awards 2002, O2 Ireland picked up two awards for the "Best Training Programme" and the "Best e-learning" in the large business sector. O2 Ireland won the "FAS Excellence through People" award 2002 and the "ECDL Corporate Section Award" for promotion and delivery of Equalskills 2002. At the seventh Annual Irish Call Centre Awards, O2 Ireland was short-listed for the "Best Training Programme" Award. The growth in data service was driven mainly through increased SMS usage and take up of GPRS services. O2 Ireland made good progress in sales of the BlackBerryTM device, exceeding its targets with the aid of extensive advertising and direct sales incentives. In the corporate market, it gained a number of important new customers including the Cantrell and Cochrane Group and the Richmond Group.

O2 Ireland continued to expand the range of its on-line services and these now include games, MTV ringtones, bill view on line, Chat, WebSMS, and multimedia messaging. A major success was the operation of the website for RTE's highly popular "You're a Star" talent show, sponsored by O2 Ireland. Viewers cast their votes via premium text messaging using O2's SMS Broker service, now called Mobile Marketing. On the final night of the show more than 850,000 SMS votes were cast using the Company's Mobile Marketing service. O2 Ireland launched Ireland's first public Wireless Local Area Network service, wireless zone, in early February 2003. wireless zone enables business people on the move to connect to the Internet at broadband speeds (25 - 30 times the speed of a dial-up modem) within 12 specific public locations, or 'hotspots,' nationwide. Representing a EUR1.9 million investment by O2 Ireland and using the inherent capability of the company's core nationwide data network, wireless zone is available to both O2 and non- O2 customers.


                                        50


Back to Contents

O2 Ireland's distribution strategy continues to be a cornerstone of its success. In May 2002, O2 Ireland announced the formation of a new retail company, O2 Retail, and the consolidation and full integration of O2 Ireland's four existing retail operations under the O2 Retail banner. This removed duplication of stores, reduced overhead costs and enabled O2 Ireland to bring a common, focused retail approach. O2 Ireland has continued to expand its network in a cost-efficient manner and in a way that is as unobtrusive as possible to local communities. O2 Ireland continued to upgrade a number of sites, which delivered improved network quality and capacity at a lower network cost. O2 Ireland is a company that is committed to investing in and playing a part in the development of local communities around the country. Market dynamics

The number of competitors in the Irish mobile market is set to increase from January 2004 with the introduction of 3 (Hutchison Telecom). As part of the 3G licence process, O2 Ireland and Vodafone Ireland were awarded B licences while 3 was awarded an A licence. The main differences between the licences are price, coverage and rollout requirements. The fee for the A licence is EUR50 million, while the fee for the B licence is EUR114 million. The B licence, while more expensive, carries less aggressive roll-out and coverage requirements. Meteor, the third 2G operator in the Irish market, did not apply for a licence. Looking ahead

The focus for O2 Ireland over the coming year will be on further understanding the needs of O2 Ireland's customers and satisfying those needs as efficiently as possible. ARPU in the Irish mobile phone market continues to be above the European average due to the high levels of both voice and non-voice usage. O2 Ireland will continue to look at ways of maximising value from existing voice services and a growing stream of value added, non-voice services. Any new investment in the existing 2G network will continue to be justified on a financial pay-back basis and where possible will be shared with the roll-out of the Group's 3G network where its investment will be demand-driven.

O2 Netherlands

The Group completed the sale of O2 Netherlands to Greenfield Capital Partners on 3 June 2003.

Operational performance

O2 Netherlands generated good financial results and secured significant improvements in operational efficiency and in the quality of service offered to customers by providing compelling new products, better network quality and a high level of service delivery. O2 Netherlands set itself a specific operational target for the past financial year to raise ARPU. It succeeded in meeting this target, generating underlying growth in ARPU of over five per cent over the course of the last financial year. This partly reflected the strategic focus last year on the higher-usage, post-pay customer whose numbers increased by 27 per cent. At the same time, O2 Netherlands launched a number of targeted campaigns to persuade new and existing customers to adopt its new data products and services. O2 Netherlands was at the forefront in its response to calls for transparency in mobile phone call tariffs. In September 2002, it took the unique step of abolishing handset subsidies in the retail sales channel, replacing them with a new SIM-only subscription with clearer, lower tariffs. This innovative marketing initiative received a positive response from both the media and the market.

O2 Netherlands secured significant improvements in network quality last year through additional investment, including investment in E-GSM - an extra frequency with the aim of further optimising the network-s range indoors. Key corporate customer wins during the year included IBM, Siemens, Cap Gemini, Ericsson, Europol, Ernst & Young and Clifford Chance. O2 also signed a major affinity deal with the Dutch international airline KLM, targeted at members of its frequent flyer loyalty programme. To maximise the use of the network the company continued to strengthen its partnerships with third party telecoms providers. debitel Nederland BV and Tele2 began to offer full voice and data services over the O2 network during the year. At the same time the operational management of the network was transferred to Ericsson. SMS continued to be the main driver of growth in data, while MMS was launched in October 2002. Market dynamics

The Dutch market comprises five players and is highly penetrated, with two of the largest competitors holding a combined market share of approximately 70 per cent.


                                        51

Back to Contents

O2 Online

Operational performance

Between 2001 and 2003 O2 Online grew rapidly, underlining O2's position as the clear UK market leader in mobile portal services. O2 Online doubled its online subscriber base to more than half a million customers, of which almost half are high-value contract customers. Customers for O2 Online's premium rate services, such as ring tones and pre-paid alerts, have consistently recorded some of the highest ARPU levels within mmO2. The use of WAP services through the Group's mobile portal demonstrated strong growth as customers embraced mobile Internet messaging, games, sport and news/information via their mobile handset. O2 Online's online portal, O2.co.uk, was named as "Best Site Makeover" by silicon.com. Interactive services

O2 Online has had a key role in developing the interactive mobile services that are used increasingly to communicate media-related content in recent, innovative marketing campaigns. Interactive techniques include text voting, gaming quizzes, ringtones, icons and news alerts together with the facility to text comments to TV and radio programmes. During the year, in response to the increasing demand for these applications, O2 Online developed Mobile Interactive Services - a new capability that provides co-branded and own brand mobile text based services across the media, sport, consumer goods and finance sectors. O2 Online developed further its sponsorship agreements with Arsenal and the England rugby team to provide interactive services to fans. O2 Online also used its skills to run the official websites for high profile interactive television programmes including Channel 4's Big Brother 3, the BBC's Fame Academy and RTE's You're a Star. Big Brother 3 generated in excess of 10 million premium rate text messages during the nine week programme - making it the most successful premium rate mobile data event to date in Europe. Third party customers included Granada, for Popstars - the Rivals, ITV for I'm a Celebrity, Get Me Out of Here, Masterfoods, RAC and the Capital Radio Group.

Market dynamics

O2 Onlines principal competitors are the mobile internet portals of other network operators such as Vizzavi, Zed and Orange, fixed internet portals such as iTouch and Mviva. O2 Online believes that its strongest competition will be from other mobile portals.

Looking ahead

During the current financial year, O2 Online will continue to target high-value customers with competitive and appealing voice and mobile data services. O2 Online will be offering a specialist online business shop to enable business customers to take advantage of specialist/tailored online tariffs, online care and online billing.

Products O2

mmO2 is committed to delivering data leadership, and Products O2 develops the mobile data capability and services to help it achieve this goal.

The Company continues to demonstrate strong performance in this field and exceeded its 2003 financial year target of 16 per cent of revenues from data, reaching 17.3 per cent across the Group. Messaging

mmO2 retained its position as the "home of text", with another record breaking year. Group-wide, more than 8.5 billion text messages were sent by the Company's customers, up 60 per cent on the previous year, and well over half of O2 customers now use text messaging. In the UK, O2 maintained its number one position, while both O2 Germany and O2 Ireland recorded strong growth in text messaging, with Ireland consistently achieving amongst the highest SMS usage levels in Europe.

Taking peer-to-peer text to the next stage, mmO2 is one of the market leaders in the provision of innovative premium text messaging services, including ring-tones, text alerts, votes, sports information and picture messaging. The Company has recorded strong usage of such services particularly in regard to its interactive partnerships with Arsenal Football Club and "reality TV2 programme Big Brother in the UK.


                                        52

Back to Contents

Mobile data applications

Building on its success in text messaging and mobile Internet services, and its ability to attract and retain high value customers, O2 has launched a number of mobile data applications that are proving appealing to high value-users:

* mmO2's Java games service, the O2 Games Arcade, is proving highly popular amongst the high value "youth" target audience. The service is constantly made more appealing by the addition of new games - to date more than 60 have been added to the arcade.

* the Company launched its picture messaging service, O2 Media Messaging, in October 2002, enabling customers to send and receive multimedia messages - incorporating pictures, sound and text - using specially enabled handsets. mmO2 led the market towards "interconnect" between networks and was the first to announce such agreements in the UK and Germany - enabling customers to share multimedia messages with their friends, family and colleagues on other networks. mmO2 has seen encouraging usage of its picture messaging service since launch and expects this to grow further as penetration of suitable devices within the market increases.

* O2 has recently announced trials of video and the world's first "music over mobile" services using existing mobile data networks. Video services being trialled include the ability to create and send 10-second video clips, and to browse, select and download video clips including regularly updated news, sport, weather and entertainment. Once selected, the clip will be "streamed" or downloaded direct to the mobile handset. The O2 music service enables customers to select, retrieve and store the latest chart hits via their GPRS-enabled mobile handset onto a specially designed "digital music player" - and start listening in around 12 seconds.

Business O2

O2 continues to provide leading mobile data solutions for businesses. Uptake of the corporate e-mail on the move solution - BlackBerry(TM) - continues with more than 23,000 devices now sold across the Group. O2 achieved clear leadership in this market, accounting for more than 65 per cent of the total BlackBerry(TM) devices sold in Europe during the year. Enhancements over the last 12 months include voice capability, attachment opening, Lotus Notes capability and extensive international roaming. The Company has recently announced it is to trial a BlackBerry(TM) solution for the SME market.

The xda from O2 - the world's first truly integrated colour PDA and GPRS mobile handset, combining touch screen PDA functionality with advanced mobile phone capability - was launched in May 2002. Sales continue to show steady growth - as at 31 March 2003 more than 55,000 devices have been sold in the UK, Germany, Ireland, the Netherlands and Asia Pacific. As well as winning excellent reviews, xda users are using its functionality to the full and are consistently amongst mmO2's heaviest data users.

Driven by these developments, use of the Group's medium speed mobile data (GPRS) networks recorded significant growth to more than half a million active users across the Group.

Looking ahead

The Company's focus for the year ahead is to leverage its leadership position in text messaging to deliver further growth in the uptake of mobile data services. The Company plans to stimulate sustained and active usage through the delivery of compelling services that are easy to use and appeal to its target audiences - within both the high-value consumer and business markets. The Company intends to drive penetration of data enabled devices across its territories and remain committed to achieving its stated target of 25 per cent of service revenues from data by the end of 2004.

Airwave

Last year the Company continued to invest heavily in the roll-out of Airwave, its digital radio system for public safety and emergency organisations, delivering the service to its tenth police force. Over the next 12 months more than 20 further police forces, including the Metropolitan Police, are due to go live. The Group invested GBP163 million in its network development last year and capital spending in the 2004 financial year will also be significant. Under the terms of a GBP2.9 billion, 19-year contract with the Home Office, Airwave will be the sole supplier of core mobile radio services to all 53 police forces in England, Scotland and Wales. The Airwave network is currently used by forces in Lancashire, Greater Manchester, North Yorkshire, West Mercia, Northumbria, Suffolk, Leicestershire, Cambridgeshire, Derbyshire and Humberside.


                                       53

Back to Contents

Opportunities for Airwave are not restricted to police forces. Airwave is also currently used by the British Transport Police, the Lancashire Fire Brigade, the Shropshire Fire Brigade, Hereford and Worcester NHS Ambulance Trust and the Ministry of Defence police. The UK Government has recently invited tenders for the implementation of nationwide communications systems for the country's Fire and Ambulance services. Airwave has submitted competitive bids for both procurements. Airwave is a sophisticated, fully encrypted digital radio system, which cannot be scanned or monitored by outsiders. Scheduled for completion by the end of 2005, the Airwave network will allow the police to communicate seamlessly and securely throughout England, Scotland and Wales. Airwave's multi-functional handsets, combining a digital radio and mobile phone, will also in future operate as data terminals - enabling officers in the field to access local and national databases, such as the Police National Computer and driving licence information. As well as making a significant contribution to the fight against crime, the system promotes officer safety, partly because it has better radio coverage and call clarity, but also because of its emergency button feature, which enables officers to summon immediate assistance.

The Airwave network is based on the open European standard for digital TETRA. In addition to almost 100 per cent geographical coverage, capacity will be available on Airwave whenever and wherever a public safety user needs it - a vital feature in emergencies. Voice quality is very clear and there is a facility for encryption, which means that third parties cannot listen in, allowing the police, for example, to keep one step ahead of criminals. Airwave will also provide a common platform for public safety organisations, giving them true interoperability and comprehensive geographical coverage. Lack of communication at major emergencies and disasters has been highlighted as a significant factor in hampering the effective co-ordination of rescue efforts by the emergency services. With Airwave, police officers from different forces can talk to one another or to officers from other emergency services who can, in turn, communicate directly with one another.

Looking Ahead

The Company shall continue to invest in the build-out of the Airwave network until its completion by the end of 2005. The Company shall also address the expanding range of opportunities for winning potential Airwave customers among the emergency services and public safety organisations at a time when there is heightened concern about national security and terrorist attacks.

Manx Telecom

Operational performance

The Isle of Man has had the benefit of broadband ADSL services over fixed lines since March 2000, when Manx Telecom launched these services ahead of the UK. ADSL services are now available to around 80 per cent of the island's population and the number of connections continues to rise steadily. In December 2001, Manx Telecom became the first operator in Europe to launch a fully operational 3G mobile network. Manx Telecom's 3G network supports location-based services, video telephony, online gaming and video surveillance, as well as voice calls and high speed Internet access.

Manx Telecom's 3G project has been a key demonstration of O2's mobile data leadership and is providing an invaluable practical learning experience to other O2 businesses as they plan the implementation of 3G services in their own territories. In May 2002, Manx Telecom transported a 3G base station to Dublin to conduct a live demonstration in support of O2 Ireland's successful bid for a 3G licence. Since its launch the Group have offered a 3G trial service to over 100 interested parties. The Group has also announced Europe's first 3G tariffs and has tested a wide variety of applications across the new high-speed network. As one of a very small number of operators around the world who can demonstrate 3G, Manx Telecom has attracted over 1,200 visitors. At the Manx International Rally in August 2002, 3G connectivity at each of the checkpoints around the course meant that driver information, times and results were for the first time simultaneously available all over the course via a web-based application.

Market dynamics

Manx Telecom is the only provider of mobile telephony in the Isle of Man.

Looking ahead

Discussions are currently underway with the Isle of Man Government over the terms of the renewal of the Group's licence ahead of the expiry date of the current licence in 2006. Manx Telecom has demonstrated its commitment to ensuring that it delivers the best possible service to its customers by achieving an overall satisfaction rating of over 98 per cent across the whole of the Manx Telecom


                                       54


Back to Contents

portfolio. Manx Telecom has also invested GBP7.5 million during the year to upgrade and enhance the existing network and to deliver new services.

Regulation

The Group conducts most of its business in the United Kingdom, Germany, Ireland and the Isle of Man. It is therefore subject to national regulation in each of those countries as well as European Union-wide regulation. The following summary describes those regulations in force which are material to the Group's key business activities in the countries in which it principally operates. Due to the sale of O2 Netherlands, this summary does not describe regulation in the Netherlands.

Regulation in the EU

European Union, or EU, legislation has a direct impact on how the Group is regulated in each of the countries in which it principally operates.

A new regulatory framework

On 14 February 2002, the European Communities adopted four Directives relating to electronic communications. These set out the new EU regulatory framework for electronic communications, which were required to be implemented in EU member states by 25 July 2003. The key features of the new regime are described below.

Removal of the requirement to hold a licence

Under the new framework, telecommunications operators no longer require a licence to run their telecommunications network. The new regime envisages a system of general "authorisations" - a scheme of general conditions applying to all providers of electronic communications networks and services.

Significant market power (SMP)

In addition, operators will be obliged to comply with specific conditions, where they have significant market power or SMP in a particular market. SMP, for these purposes, has been aligned to the competition law concept of dominance, which essentially means an ability to act independently of customers, suppliers and competitors. Market shares above 40 per cent usually raise concerns as to dominance.

National regulators will decide whether operators have SMP in any relevant market (either alone or jointly) by means of a market review. The markets to be reviewed by national regulators in this way have already been identified in a European Commission Recommendation, although national regulators may add to these in certain circumstances. The three mobile markets, which have been identified by the European Commission, are access and call origination on public mobile telephone networks, voice call termination on individual mobile networks and the wholesale national market for international roaming on public mobile networks.

Where an operator is found to have SMP on any market, the regulator must impose an SMP condition on it. The SMP condition may require the operator to comply with one or more of the following obligations: transparency; non-discrimination; accounting separation; access; and price control and cost accounting. In exceptional circumstances, a regulator may impose additional or alternative obligations, but these have to be approved by the European Commission.

The new regulatory framework and, in particular, the outcomes of the market reviews, and any designation of SMP, may materially affect the nature of regulation to which the Group is subject and may affect the services it offers or may wish to offer in the future.

Other regulation in the EU

EU law restricts the collection, use and processing of personal data and guarantees individuals certain rights, including the right of access to personal data, the right to have inaccurate data rectified and a right of recourse in the event of unlawful processing. Individuals also have the right to withhold permission to use their data for direct marketing.

EU rules also regulate electronic commerce, or e-commerce, service providers and provide for harmonised rules on the conclusion of contracts by electronic means.


                                       55


Back to Contents

EU competition law

The Group is also subject to the general competition law of the EU and, in particular, Articles 81 and 82 of the EC Treaty, which prohibit anti-competitive agreements or concerted practices and the abuse of a dominant position respectively where there is an appreciable effect on EU member states.

EU competition law is enforced by the European Commission, which can impose fines of up to 10 per cent of a group's worldwide annual turnover for breaches of Articles 81 or 82. Companies which breach EU competition law may also be sued in national courts by third parties which suffer loss as a result of the breach. As of 1 May 2004, as part of EU Competition law procedural reform, there will be joint enforcement of the rules governing restrictive practices by the European Commission, the national competition authorities and the national courts.

The European Commission is currently conducting an inquiry into competition in the market for international mobile roaming services in the European Economic Area, or the EEA. The investigation is continuing and no conclusions have yet been reached. If the European Commission finds that there have been infringements of Articles 81 and/or 82, it could fine infringing operators. Action could also ultimately be taken to force certain operators to reduce their wholesale and retail charges for roaming or to change the way in which such charges are set or regulated.

Infrastructure sharing and national roaming

The Group has entered into 3G infrastructure-sharing and national roaming agreements with T-Mobile in the UK and Germany. The agreements were formally notified to the European Commission for clearance or exemption. The European Commission approved the UK arrangements on 30 April 2003 and the German arrangements on 16 July 2003.

Regulation in the United Kingdom

Implementation of the EU regulatory framework

The new EU regulatory framework for electronic communications entered into force in the UK via the Communications Act on 25 July 2003. Under the Communications Act, responsibility for the regulation of electronic communications networks and services lies with the Office of Communications (OFCOM), which replaces the Office of Telecommunications (OFTEL), the Radiocommunications Agency, the Independent Television Commission, the Broadcasting Standards Commission and the Radio Authority. However, OFCOM is not expected to assume its full functions under the Communications Act until later in 2003. Accordingly, transitional arrangements (whereby OFCOM's functions are carried out by the Director General of Telecommunications) are in place until that time. OFCOM and the Office of Fair Trading (OFT) will have concurrent powers over the communications sector under the Competition Act 1998 and Part 4 of the Enterprise Act 2002 (market investigations). The system of individual licensing will be replaced with general authorisations or "conditions of entitlement" for telecommunications operators.

Market reviews

The new regulatory framework requires OFTEL to carry out reviews of competition in communications markets to ensure that regulation remains appropriate in light of changing market conditions. Accordingly, OFTEL is currently conducting market reviews of two of the three mobile markets identified in the Commission's Recommendation (access and origination, and call termination). The consultation document (published on 11 April 2003) and draft decision (published on 4 August
2003) for OFTEL's access and origination market review proposes that mobile operators should not be designated as having SMP. If this position is confirmed, among other things, this would entail the lifting of the requirements to meet requests for interconnection and not to show undue preference or discrimination in the supply of wholesale services provided over public mobile networks (i.e. services sold and purchased by communications providers rather than end-users). OFTEL is seeking comments on its draft decision by 4 September 2003 before publishing a final decision accompanied by a final Explanatory Statement. On 15 May 2003 OFTEL published its market review relating to mobile wholesale voice calls terminating on individual mobile networks. As a result of this, the Director General of Telecommunications has formed an initial view that each mobile network operator in the UK has SMP in a separate market for voice call termination on its network and can be expected to have market power for at least the next three years. It is proposed by the Director that in addition to a one off 15 per cent cut to be implemented by 25 July 2003 by all four mobile operators (the Group, Vodafone, T-Mobile and Orange), the Group and Vodafone should be subject to further successive reductions in real terms which amount to an annual reduction of 15 per cent for each of the remaining three years to 31 March


                                       56


Back to Contents

2006 (16 per cent for T-Mobile and Orange). This broadly follows the recommendations of the Competition Commission in an earlier review of call termination charges under the old regime. The Director is now considering comments on the market review and will then publish its final proposals. If these successive reductions are implemented, this will cause an additional reduction in the revenues the Group receives from termination charges over the coming years.

Telecommunications licences

Under the new regulatory framework, the requirement to hold a licence to run a telecommunications network has been removed. However, OFTEL has issued "continuation notices" which provide for certain conditions under O2UK licences to remain in force until they have been replaced by conditions under the new framework. This applies to the licence condition which currently regulates the Group's call termination charges.

Frequency licences

The operation of a mobile telecommunications network also requires a frequency licence under the Wireless Telegraphy Acts and this obligation continues under the new EU regulatory framework. O2UK has such licences for the frequencies necessary to run its GSM network and also holds one of five Wireless Telegraphy Acts licences for UMTS spectrum. O2UK's licence for UMTS spectrum obliges it to roll-out its third generation network so that it covers 80 per cent of the UK population by 31December 2007.

O2UK also holds Wireless Telegraphy Acts licences in relation to its allocation of radio spectrum and the use of stations and equipment involved in the provision of its mobile telecommunications services, its paging services and its Airwave services.

National roaming

O2UK has reached agreement with Hutchison 3G to permit them to use O2UK's second generation network to originate and terminate calls to and from its subscribers whilst it builds its own UMTS network.

Network access and interconnection

Under the new regulatory framework all operators of a public electronic communications network (whether or not they have SMP) have the right and the obligation to negotiate interconnection with each other. In addition, "access" obligations can be imposed on operators found to have SMP following a market review. The Communications Act also provides for access related obligations to be imposed on non-SMP operators to secure "efficiency, sustainable competition and the greatest possible benefit to end-users".

Infrastructure Sharing

O2UK has entered into an agreement with T-Mobile in relation to infrastructure sharing and seamless national roaming in the UK. This agreement is subject to competition rules and was formally notified to the European Commission for clearance or exemption. The European Commission approved the UK arrangements on 30 April 2003 and the German arrangements on 16 July 2003.

GSM gateways

On 18 July 2003, the Radiocommunications Agency published the results of a consultation it conducted into the proposed legislation of GSM gateways (devices fitted to a phone network that monitor calls from fixed telephones to mobile phones which automatically select the cheapest tariff for the call) and other fixed GSM devices. It had been suggested by third parties that action should be taken to permit the use of GSM gateways for business customers. The Radiocommunications Agency concluded that: (i) the provision of telecommunications services to third parties through GSM gateways remains illegal; and (ii) a change in the law will be made to clarify that a customer of a GSM network may legally use GSM terminals irrespective of their fixed or mobile status.

Planning, health, and environmental measures

In May 2000, the Independent Expert Group on Mobile Phones, under the Chairmanship of Sir William Stewart, published its report, known as the Stewart Report, into mobile phones and health. In a document published by the Department of Health on the same day the Government accepted many of the recommendations of the Stewart Report. The Department of Health also published guidelines in


                                       57


Back to Contents

December 2000 recommending that the widespread use of mobile phones by children under the age of 16 should be discouraged for non-essential calls. O2 UK, together with the other mobile operators in the United Kingdom, has committed itself to addressing these various community concerns and has given ten commitments to that end.

Data protection

O2 UK is subject to data protection and privacy rules that limit the way in which it can process and use its customers' personal data. In particular, it can only use this data for marketing purposes if it has the consent of its customer to do so.

Competition Act 1998

O2 UK is subject to UK competition law which is set out in the Competition Act 1998. This mirrors the provisions of EU competition law, prohibiting anti-competitive agreements or concerted practices and the abuse of a dominant position in the UK.

The Competition Act is enforced by the OFT and (where "commercial activities connected with telecommunications" are concerned) OFCOM. However, OFCOM is not expected to assume its full functions under the Communications Act until later in 2003. Accordingly, transitional arrangements (whereby OFCOM's functions are carried out by the Director General of Telecommunications) are in place until that time.

As under EU law, companies which breach UK competition law can be fined. They can also be sued for damages by third parties who suffer loss as a result of the breach.

On 16 May 2003, the Director General of Telecommunications opened an investigation into O2 UK, Vodafone, Orange and T-Mobile under the Competition Act 1998. The investigation focuses on whether the prices O2 UK charges certain retail business customers for calls to mobiles could represent a margin squeeze, when compared to the wholesale prices charged to other operators. If the Director General of Telecommunications ultimately finds against O2 UK then it could be required to alter its prices, could be fined, and could be liable to third parties for damages.

Interception of communication

The Regulation of Investigatory powers Act 2000 (RIPA) regulates the use of a range of investigatory powers by a variety of public authorities and updates the law on interception of communications. A Code of Practice has been issued by the Home Office, which provides guidance on the procedures that can be followed before interception of communications can take under the RIPA. However, on 11March 2003 the Government published revised plans on how public bodies should access information records under the RIPA as well as how data should be retained by communications service providers under the Anti-Terrorism Crime and Security Act 2001. Among the proposals is a safeguard where access to certain types of information (such as itemised telephone call records) is granted only after prior approval by a judicial independent third party. Consultation is ongoing.

Regulation in Germany

Implementation of the EU regulatory framework

Until the new framework has been implemented (not expected before spring 2004 - see below), the German Telecommunications Act will continue to govern the award of licences for the conduct of certain telecommunications activities and the allocation of frequencies. The German telecommunications regulator (RegTP), supported by other government bodies, has powers under the German Telecommunications Act to regulate these matters.

The German Ministry for Economy and Employment has published first drafts for a new Telecommunications Act to incorporate the new EU regulatory framework into German law, but the new Telecommunications Act is not expected to be in force before spring 2004.

Market reviews

RegTP has not yet commenced any market reviews under the new regulatory framework. It is expected that the market reviews will follow shortly after the draft of the new Telecommunications Act is approved by the German Cabinet, which is expected to take place at the end of September 2003.


                                       58


Back to Contents

Telecommunications and frequency licences

O2 Germany currently holds the necessary licences with nationwide coverage which, together with its frequency licences, authorises it to run mobile telecommunications operations in Germany. As in other EU member states, the requirement to hold a licence to run a telecommunications network will be removed on implementation of the new EU regulatory framework.

O2 Germany was awarded one of four GSM licences in May 1997 by the Federal Ministry of Post and Telecommunications. O2 Germany's GSM licence is valid until 31 December 2016. Under its GSM licence, frequencies will be allocated to O2 Germany upon request up to a specified maximum amount.

O2 Germany holds one of six licences awarded for use of UMTS spectrum. This licence is valid until 31December 2020. RegTP may revoke O2 Germany's licences in certain circumstances, including breaches of the obligations in O2 Germany's licences or under the German Telecommunications Act.

O2 Germany's UMTS licence obliges it to roll-out its third generation network so that at least 25 per cent of the population is covered by the end of 2003 and 50 per cent of the population by the end of 2005.

National roaming

The anti-trust authorities in Germany have indicated that national roaming agreements may infringe competition laws, but that in the case of O2 Germany's agreement with T-Mobile, this is unlikely to be the case at least until 2004 as it considers O2 Germany to be a new entrant at least until this date.

Infrastructure sharing

On 5 June 2001, RegTP announced that it would interpret licence conditions to permit network co-operation and infrastructure sharing. The infrastructure that O2 Germany will be able to share in Germany includes radio base stations as well as antennas. Infrastructure sharing agreements remain subject to national or European competition rules.

O2 Germany has entered into an agreement with T-Mobile in relation to 3G infrastructure sharing and national roaming in Germany. This is subject to competition rules and was formally notified to the European Commission for clearance or exemption. The Commission approved this agreement on 16 July 2003.

Network access and interconnection

Under the existing regulatory regime, RegTP may determine the terms on which interconnection is provided if operators are unable to reach commercial agreement between themselves in a reasonable timeframe. None of the mobile network operators is yet obliged to grant another carrier interconnection to its network on nondiscriminatory or cost-oriented terms.

Price regulation

O2 Germany is not currently subject to price regulation and it will not be subject to price regulation under the new German Telecommunications Act or new EU regulatory framework unless it is designated as having SMP in any market.

Number portability and carrier selection

Telecommunications   carriers   are   obliged,   by   virtue   of   the   German
Telecommunications Act, to provide number portability.

Telecommunications carriers are also under an obligation under the German Telecommunications Act to offer carrier "preselection" which may be overridden by a carrier selection prefix each time a call is made, also referred to as call-by-call. This obligation currently does not apply in the mobile telecommunications sector.

Service providers

Other mobile telecommunications operators are required to allow service providers to market their GSM services. There is, however, no such requirement in O2 Germany's GSM licence. As a consequence, O2 Germany markets its own services exclusively. A claim has been filed against O2Germany with the civil courts by the service provider Debitel, stating that O2 Germany has a statutory obligation under the Telecommunications Customer Protection Ordinance to permit service providers to market its GSM services. If Debitel succeeds in its claim before the civil courts, O2 Germany will be obliged to grant


                                       59


Back to Contents

them, and subsequently other service providers, the ability to market its services. O2 Germany's UMTS licence obliges it to permit service providers to market its UMTS services once they become available.

Data protection

O2 Germany is subject to data  protection  regulations  in Germany and  believes
that  it  is  in  compliance  with  these  regulations.   Planning,  health  and
environmental measures

In order to address public concerns about any alleged health and environmental risks of increased electromagnetic emissions from its infrastructure, O2 Germany has collaborated with the other mobile and UMTS operators in Germany in establishing an information sharing body. O2 Germany, in common with other telecommunications infrastructure providers in Germany, relies on rights of way to allow it to install and maintain its infrastructure. The constitutionality of these rights of way is disputed. All holders of telecommunication licences have automatic rights of way over public land. In so far as private landowners are concerned, O2 Germany's right of way is more limited.

Competition law

O2 Germany is subject to German competition law, which is set out in the act governing restraints of competition. The legislation is broadly similar to EU competition law and prohibits anti-competitive agreements and concerted practices and the abuse of a dominant position. Both RegTP and the Federal Cartel Office both regulate competition in Germany. The Federal Cartel Office has in the past refrained from initiating proceedings where RegTP is dealing with a case.

Regulation in Ireland

Implementation of the EU regulatory framework

The new EU regulatory framework was implemented into Irish law on 25 July 2003. On 1 December 2002, under the Communications Regulation Act 2002 (the Act), a new regulatory body was established for the regulation of the communications sector in Ireland. This new three-person regulatory body, known as the Commission for Communications Regulation (ComReg) replaces the Office of the Director of Telecommunications Regulation (ODTR).

Market reviews

ComReg is currently collecting data to carry out market analysis of the communications sector including mobile operators. A consultation document outlining its findings will be issued in September 2003.

Telecommunications licences

O2 Ireland has been granted licences necessary to provide mobile telecommunications services and systems in Ireland. The term of O2 Ireland's current mobile telecommunications licences are 15 years from commencement, which for GSM 900 band is 16 May 1996, and in respect of services provided in the GSM 1800 band is 1 January 2000. As in other EU member states, the requirement to hold a licence to run a telecommunications network was removed under the new EU regulatory framework.

Frequency licences

O2 Ireland holds Irish Wireless Telegraphy Act licences that permit O2 Ireland to use apparatus and radio spectrum in the operation of the Group's mobile telecommunications networks. O2 Ireland's Irish Wireless Telegraphy Act licence is renewed annually.

O2 Ireland also holds from time to time a large number of radio link licences granted by the ODTR which authorise the use of mobile telegraphy apparatus for the purpose of establishing radio links between transmission stations it operates. These radio link licences are renewed regularly.

On 2 October 2002, O2Ireland was awarded a UMTS licence as a result of the comparative process ("beauty contest") run by ComReg to award such licences. O2 Ireland's licence includes minimum requirements of 33 per cent demographic coverage to be fulfilled by the end of June 2006 and 53 per cent demographic coverage to be fulfilled by the end of June 2008. The total licence fee is EUR114 million phased over 15 years.

As a precondition to entering the UMTS licensing process, O2 Ireland has committed to the provision of national roaming facilities for five years on its network for new entrant UMTS licensees who meet minimum roll-out requirements. Pursuant to this obligation, O2 Ireland is in detailed discussions with


                                       60


Back to Contents

Hutchison 3G (Ireland) Limited in respect of the potential implementation of 2G national roaming between their networks. Network access and interconnection

Under the existing regulatory regime, O2 Ireland and Vodafone have been designated as having SMP in the mobile telephony market and the national market for interconnection in Ireland. Accordingly, O2Ireland is obliged to adhere to principles of non-discrimination and transparency in relation to interconnection offered to third parties and may not unreasonably refuse access to its network. These obligations will be reviewed on implementation of the new regulatory framework. O2 Ireland has agreed with ComReg to reduce mobile termination rates by Retail Price Index-8% each year for the next two years. This is expected to result in a real reduction on mobile termination rates of approximately 10% over the two year period.

Accounting separation

In 2002, ComReg consulted on the possible imposition of an accounting separation obligation on SMP mobile operators, namely O2 Ireland and Vodafone. ComReg has now withdrawn this proposal.

Number portability

The three mobile operators have introduced full mobile number portability in July 2003.

Indirect access

In July 2000, the ODTR published a paper entitled "The Regulatory Framework for Access in the Mobile Market", or the Access Paper, which sets out views on the regulatory issues associated with indirect access provision. According to ComReg, mobile operators with SMP in the mobile market (currently Vodafone and O2 Ireland) are obliged to negotiate interconnection with "qualifying operators". In addition, mobile operators that have been designated as having SMP in the national market for interconnection (currently Vodafone and O2 Ireland) must provide interconnection on a cost-oriented basis. ComReg has indicated that it may consider undertaking further consultation on carrier preselection for mobile networks.

Data protection

O2 Ireland is subject to data protection regulations in Ireland. The EU Directive relating to data protection is expected to be transposed into EU law around October 2003. This will impose stricter conditions on the collection, use and processing of personal data by O2 Ireland. It will also impose notification obligations on O2 Ireland.

Competition Act 2002

In addition to EU competition law, O2 Ireland is also subject to Irish competition law which is set out in the Competition Act 2002 (this Act replaces the previous Competition Acts of 1991 and 1996). This legislation is modelled on EU competition law. It prohibits anti-competitive agreements and arrangements and the abuse of a dominant position, which affect trade in any goods or services in Ireland or in a substantial part of Ireland.

Regulation in the Isle of Man

The Isle of Man is a self-governing Crown Dependency with its own parliament and is not part of the United Kingdom or the EU. Accordingly, Manx legislation and regulations predominantly govern the Group's operations in the Isle of Man.

Telecommunications licences

Manx Telecom's principal licence relating to its fixed network operations in the Isle of Man, or the Fixed Licence, was issued on 27 June 1986 and came into force on 1 January 1987. It continues in force until 31December 2006. Manx Telecom's principal licence relating to its mobile network operations in the Isle of Man, or the Mobile Licence, was issued on 28 October 1994. The Mobile Licence expires on 31December 2006. Manx Telecom's current GSM mobile network is operated under the Mobile Licence and the Isle of Man Communications Commission has consented to Manx Telecom's proposed UMTS service also being operated pursuant to the Mobile Licence. In addition, Manx Telecom also benefits from certain other licences granted under applicable Manx legislation in relation to paging, satellite and internet services. Manx Telecom is subject to retail price restrictions and charge reviews by


                                       61


Back to Contents

the Isle of Man Communications Commission under its licences. Manx Telecom's Fixed Licence also requires it to publish the terms and conditions on which offers of certain telecommunications services are made.

Mobile network services and spectrum allocation

Manx Telecom has been granted Wireless Telegraphy Acts licences by the UK Radiocommunications Agency that permit it to establish and use stations and apparatus for mobile transmissions in the operation of its mobile networks. On 19 February 2001 the Radiocommunications Agency granted ManxTelecom a Schedule for Third Generation Mobile Services, renewed annually, and Manx Telecom will operate its proposed UMTS network pursuant to this Schedule and the 1994 Mobile Licence referred to above.

Independent review of telecommunications regulation

The Isle of Man Communications Commission has commissioned a report from a firm of independent consultants on the future regulatory policy that should be adopted in the Isle of Man. The report, published on 12 July 2001, recommended that competition be gradually introduced in respect of certain services, that negotiations should commence with Manx Telecom for a new 15-year licence for the period after 2006 and that new legislation be introduced to strengthen the powers of the Communications Commission, to introduce an interconnection regime based on the EU model and to introduce a system of tariff controls. The Communications Commission has welcomed the recommendations of the report and begun negotiations with Manx Telecom regarding a new licence.

Intellectual property

BT transferred to the Group its interest in certain software and other materials attracting copyright that were used exclusively in connection with the Group's businesses and which those businesses originally funded. BT has transferred to the Group all of its rights in certain trademarks and domain names used exclusively in the Group's UK businesses, except that BT has retained rights in trademarks and domain names previously used in the Group's business which comprise names and logos that relate to the BT Group, such as "BT" and BT's full-piper and half-piper logos. BT has retained ownership of all other intellectual property rights used in the Group's UK businesses which have not been transferred to the Group and which are not already owned by the Group.

The Group has a limited non-exclusive royalty-free licence from BT, for the operation of the Group's worldwide businesses, to continue to use any and all patents, copyright, unregistered design rights, database rights and know-how. In May 2002, the Group introduced a single new customer brand, O2. It has actively taken steps to protect the new brand, including the acquisition of core trademark registrations in O2 brand and related brand materials. In addition, the Group had other pending national and European Community trademark applications in ancillary classes.

The Group is aware that various third parties use O2 or similar brands in connection with other goods and services. It has entered into agreements with some such third parties, which permit the brands to co-exist. These agreements contain some restrictions on use of its brand, but the Group does not believe that these restrictions conflict with its business model or day-to-day activities. It is not the Group's intention to trade under the O2 brand in the United States, where its securities trade under the mmO2 plc name. The Group has also acquired a range of domain names, including the core domains of mmo2.com, o2.co.uk, o2.ie, o2.nl and o92online.de.

The Group has applied for patent protection relating to technology used in its HomeZone service. The HomeZone service is one of its products marketed in Germany under the Genion name. A third party owns two patents which cover the technology used in the HomeZone service. To date, this third party has not sought to challenge the Group's patent applications or prevent the Group from the HomeZone technology. The Group believes that it is unlikely to take any such action in the future. However, if that third party sought successfully to do so, the Group might have to stop using the HomeZone technology.

Legal proceedings

No member of the mmO2 Group is or has been engaged in nor, so far as the Group is aware, has pending or threatened, any legal or arbitration proceedings which may have, or have had during the 12months preceding the date of this Offering Circular, a significant effect on the mmO2 Group's financial position.


                                                                  62


Back to Contents

                                   MANAGEMENT

Directors and Senior Management

Board of Directors

The Group's board consists of the Chairman, five executive directors (including the Chief Executive Officer and the Chief Financial Officer) and seven non-executive directors (including a non-executive Deputy Chairman).

The composition of the board is:

Name of Director                            Position
________________                            ________________
David Varney                                Chairman
Andrew Sukawaty                             Non-Executive Deputy
                                            Chairman
Peter Erskine                               Chief Executive Officer
David Finch                                 Chief Financial Officer
Rudolf Groger                               Executive Director
David McGlade                               Executive Director
Kent Thexton                                Executive Director
David Arculus                               Non-Executive Director
David Chance                                Non-Executive Director
Stephen Hodge                               Non-Executive Director
Neelie Kroes                                Non-Executive Director
Ian Meakins                                 Non-Executive Director
Paul Myners                                 Non-Executive Director

The Board is responsible for all strategic decisions regarding the Group's business, including approval of commercial strategy, annual budgets, interim and full year financial statements and reports, and dividend and accounting policies. It is also responsible for approving all significant capital projects, investments and disposals.

Details of the Directors of mmO2 are as follows:

David Varney (57) Chairman (2), (4)

David Varney was appointed to the Board in August 2001 as full time Chairman. In April 2003, he became part time Chairman as envisaged at the time of the demerger from BT. He has extensive experience both in the UK and overseas markets gained during his four years as Chief Executive Officer of BG Group (formerly British Gas) from 1996 to 2000. Prior to joining BG Group, he held a variety of senior roles in Shell including the position of Managing Director of AB Svenska Shell in Sweden and Director of Shell International with responsibility for Shell's Oil Products business in Europe. He is also Chairman of Business in the Community.

Executive Directors

Peter Erskine (51) Chief Executive Officer (2), (3)

Peter Erskine was appointed to the Board in August 2001. Mr Erskine is the Company's Chief Executive Officer. He joined the Company from BT where, since March 1993, he held a number of senior positions including Director of BT Mobile, President and Chief Executive of Concert, and, from 1998, Managing Director of BT Cellnet. Prior to joining BT he was European Vice President of Sales and Customer Service for Mars and Senior Vice President Sales and Marketing for UNITEL.

David Finch (47) Chief Financial Officer (2), (3)

David Finch was initially appointed to the Board in August 2001. Mr Finch is the Company's Chief Financial Officer and has extensive experience in financial management having previously held senior finance positions at Exel, Novar (formerly Caradon) and Grand Metropolitan. In addition to Group Finance, he has direct responsibility for the Group Treasury and Investor Relations functions. Rudolf Groger (48) CEO O2 Germany (3)

Rudolf Groger was appointed to the Board on 1 April 2003. Mr Groger joined the Company in October 2001 as Chief Executive Officer of O2 Germany. Prior to this, he was Managing Director of T-Systems International GmbH, a subsidiary of Deutsche Telekom, from 1999 to 2001. He played a key role in the


                                       63


Back to Contents

acquisition of Debis Systemhaus GmbH and its integration into Deutsche Telekom. He has also worked for Siemens and was head of its German information and communication product operations.

David McGlade (42) CEO O2 UK (3)

David McGlade was appointed to the Board on 1 April 2003. Mr McGlade joined O2 UK (previously called BT Cellnet) in October 2000. Before being appointed as Managing Director of BT Cellnet, he was Chairman and Chief Executive Officer of PureMatrix, a mobile webnet software company based in Colorado. He was also President and Chief Executive Officer of Catch TV, President West Region of Sprint PCS where he launched the first Code Division Multiple Access network outside Asia and a Vice President of TCI.

Kent Thexton (40) Chief Data and Marketing Officer (3)

Kent Thexton was appointed to the Board on 1 April 2003. Mr Thexton joined O2 UK (previously called BT Cellnet) in 1998 as Marketing Director before becoming Managing Director of O2 Online (previously called Genie) in 2000. He was appointed Chief Data and Marketing Officer for the Company in July 2001. Before joining BT Cellnet, he spent eight years in the Canadian mobile industry, holding the position of Chief Operating Officer and Executive Vice President of Rogers Cartel (now Rogers Wireless). Prior to this, he held management positions at Northern Telecom and Bell Canada. He is also a non-executive Director of two private Canadian companies, Avista and Casero.

Non-Executive Directors

Andrew Sukawaty (48) (4), (5)

Andrew Sukawaty was initially appointed to the Board in August 2001. Mr Sukawaty is the non-executive Deputy Chairman of the Company and senior independent Director. He is President and Chief Executive Officer of Cable Partners Europe LLC, which invests in and operates cable television services in Europe. He is also Chairman of Telenet. He has considerable experience in the mobile telephone industry and telecommunications industries in the United States and Europe having at different times in those periods held the offices of Chief Executive and President of Sprint PCS, Chief Executive Officer of NTL, Chief Operating Officer of Mercury One2One, where he launched the world's first digital Personal Communications Services company, and he is a former Chairman of the Cellular Telephone and Internet Association (CTIA) in the United States.

David Arculus (56) (1), (4)

David Arculus was appointed to the Board on 1 April 2003. Mr Arculus is Chairman of Severn Trent and the Better Regulation Task Force and a non-executive Director of Barclays and Earls Court and Olympia Limited. Mr Arculus was previously Chairman of IPC Group Limited and, before that, Group Managing Director of EMAP.

David Chance (46) (1), (4)

David Chance was appointed to the Board on 21 January 2003. Mr Chance was Deputy Managing Director of BSkyB until June 1998 and is a non-executive Director of Granada, Modern Times Group and Sunderland AFC. He previously held senior marketing and business development roles at US telecoms companies, Scientific Atlanta and Grass Valley Group, and European satellite broadcaster, SES.

Stephen Hodge (61) (1), (5)

Stephen Hodge was initially appointed to the Board in October 2001. Mr Hodge was Director of Finance of the Royal Dutch/Shell Group, prior to his retirement in September 2001, where he had responsibility for all financial and investor relations issues for the Shell Group and its parent companies. He has extensive knowledge of the financial management of international companies, having worked throughout the world including Australia, the Netherlands, Venezuela and Argentina in a variety of financial positions. He is Chairman of Shell Pensions Trust Limited and a member of the Franchise Board of Lloyd's of London.

Neelie Kroes (61) (1), (5)

Neelie Kroes was initially appointed to the Board in August 2001. Ms Kroes is a member of the Supervisory Boards of a number of Dutch enterprises including Corio, Lucent Technologies, Nederlandse Spoorwegen, New Skies Satellites and P&O Royal Nedlloyd. She is also a member of the Supervisory Boards of Volvo Group and Thales Group. She is a member of the Prologis Board. She is


                                       64


Back to Contents

a former President of Nijenrode University in the Netherlands. Before this, she served as Adviser to the European Transport Commissioner and also served two periods, in the Netherlands, as Cabinet Minister of Transport, Public Works and Telecommunications and Secretary of State for Transport, Public Works and Telecommunications. She was also a member of the Dutch Parliament and a member of the Rotterdam Municipal Council.

Ian Meakins (46) (1), (5)

Ian Meakins was appointed to the Board in December 2001. Mr Meakins is currently President, European Major Markets and Global Supply of Diageo. He has held a number of senior marketing and operational directorships since joining United Distillers in 1992 from strategic management consultants, The Kalchas Group, where he was a founding partner. Prior to this, he worked at Bain & Company and Procter & Gamble.

Paul Myners (55) (4), (5)

Paul Myners was initially appointed to the Board in August 2001. Mr Myners is Chairman of Aspen Insurance and the Guardian Media Group and a non-executive Director of The Bank of New York and Marks and Spencer. He is a member of the Financial Reporting Council. He was Chairman of Gartmore Investment Management until November 2001 and has previously held directorships at National Westminster Bank, Coutts & Co., the Investment Management Regulatory Organisation, the Lloyd's Market Board, Celltech Group, the Scottish National Trust, Powergen and Orange. He is a Trustee of both Tate and Glyndebourne.

Key to membership of Board Committees:

(1) Audit Committee

(2) Chairman's Committee

(3) Executive Committee

(4) Nomination Committee

(5) Remuneration Committee

All of the non-executive Directors are considered independent of the management of the Company.

Company Secretary and General Counsel

Philip Bramwell (46)

Philip Bramwell joined the Company from BT, where he was employed since April 1998, initially as Legal Manager, Group Strategy and Development and then as Chief Counsel, Corporate Development. Before joining BT, he was a partner in DDV, a European specialist telecommunications consultancy firm. Prior to this, he held the position of Vice President and General Counsel at BellSouth with responsibility for the European operations of the Air Call and Dataserv groups and worked on cellular and mobile data licence bids and start-ups throughout Europe.

Executive Management Team

mmO2's Executive Committee comprises Messrs. Erskine (Chairman), Finch, Groger, McGlade and Thexton and the following senior executives:

Danuta Gray (44) CEO O2 Ireland

Danuta Gray joined the Company from BT, where she was employed since 1984. Before transferring to her present role in July 2001, Ms Gray was Senior Vice President of BT Wireless's businesses in Europe. Prior to this, she was a General Manager of BT Mobile, Leeds from 1994 to 1999, Sales Manager and Deputy General Manager of BT Global Communications from 1992 to 1994 and Account Director for BT Global Communications, Commercial Sector from 1990 to 1992. She also worked in various departments as a manager and consultant for BT. Andrew

Harley (42) Group HR Director

Andrew Harley joined the Company from BT, where he had worked since August 1980. Before being appointed as Senior Vice President, HR, BT Wireless in February 2001, Mr Harley was Senior Vice President, Human Resources, BTopenworld, BT's fixed internet service provider, and before that he


                                       65


Back to Contents

was Human Resources Director for BT Cellnet. Mr Harley was also Human Resources Director for Telenordia in Sweden.

Richard  Poston (43)  Director  Corporate Communications

Richard Poston joined the Company in September 2001. Previously Mr Poston was the Director of Communications for TI Group from 1999 to 2001 and prior to this Director of Corporate Communications for Racal Electronics from 1994 to 1999. He held a number of corporate communications and public affairs roles in Racal Electronics. During this time, he was closely involved with the early growth of Vodafone leading to its demerger from Racal and the formation of Camelot Group, operator of the National Lottery, in which Racal was a major shareholder. He started his career in the Royal Navy where he served from 1978 to 1986.

Sohail Qadri (42) Group Director Business Development & Strategy

Sohail Qadri joined O2 UK (previously called BT Cellnet) in 1993 as Director of Operations and Strategy. In 1997, Mr Qadri became Director of Mobility, Group Strategy and Development for BT before taking on his current role. Prior to joining BT Cellnet, he was a Principal Consultant at Coopers & Lybrand, now PricewaterhouseCoopers LLP.

David Williams (45) Chief Technology Officer

David Williams joined the Company on 3 February 2003 and was appointed to the Executive Committee on this date. Mr Williams joined the Company from Cingular Wireless, where he was Vice President for Strategic Planning. Prior to the merger of SBC Wireless and BellSouth Cellular in the US to form Cingular, he ran all technological operations for SBC Wireless west region. He joined SBC Wireless following the acquisition of Pacific Bell Mobile Services by that company and was instrumental in integrating the two networks. After working for both Orange and Vodafone in the UK, he relocated to the US in 1996 to direct the build-out of one of the US's first digital mobile networks for Pacific Bell.

Details of those companies and partnerships outside the mmO2 Group of which the directors, officers and members of the executive committee are or have been directors or partners at any time since 1 July 1998, are as follows:


Name            Directorships and Partnerships

David Varney    Cable and Wireless Public Limited Company*, BG Group plc*, Transco plc*, Transco
                Holdings plc*, Oil Industries Club Limited (The)*, Business in the Community.

Peter Erskine   The Link Stores Limited*, Concert Communications Company*.

David Finch     Exel plc*.

Rudolf Groger   T-Systems International GmbH*, Debis Systemhaus GmbH*.

David McGlade   Catch TV Acquisition Corporation*, Pure Matrix Inc.*, The Link Stores Limited.

Kent Thexton    Solect Technology Ltd*, Avista, Casero.

Andrew
Sukawaty 1      Cable Broadband Wireless Inc.*, My.Net International Ltd*., Nupremis Inc*, Post.com
                Limited*, Powerwave Technologies Inc, Telenet BidCo N.V., American PCS Communications
                LLC*, American PCS L.P.*, American Personal Communications Holdings Inc.*, APC PCS
                LLC*, APC Realty and Equipment Company LLC*, Cox Communications PCS L.P.*, Cox PCS
                Assets LLC*, Cox PCS License LLC*, NetTelco L.P.*, Pegaso Inc.*, Sprint Spectrum
                Holding Company L.P.*, WirelessCo L.P.*, Cable Partners Europe LLC.

David Arculus   Earls Court & Olympia Limited, Barclays plc, Severn Trent plc, Geest plc*, IPC Group
                Limited*, The Guiton Group Limited*.

David Chance    Freeview Plus (Newsinco.166), Granada plc, Intertrust Technologies Inc.*, Modem Times
                Group, Sunderland plc, British Sky Broadcasting Group plc*, RBM (Car Park) Limited*,
                Richmond Bridge Mansions Limited*.


                                       66


Back to Contents


Stephen Hodge   Shell Petroleum Company Limited*, Shell Pensions Trust Limited, Lloyd's of London
                Franchise Board.

Neelie Kroes    NIB Capital N.V.*, Port Support International B.V.*, VIB*, Brambles Industries Ltd.
                (Australia)*, Royal Nedlloyd, Ballast Nedam, NCM Holding N.V.*, Prologis, Corio,
                Fondel Finance B.V., Lucent Technologies, New Skies Satellites, P&O Nedlloyd, Volvo
                Group, Thales Group, Nederlandse Spoorwegen, Meyermonitor B.V.

Ian Meakins     United Distillers UK plc, Champagnes et Spiritueux Associes, Lothian Distillers
                Limited, Moet Hennessy Distribution, Neggma S.A., UDV (SJ) Limited, United Distillers
                Denmark A/S, Diageo Hellas S.A., Vedima International Getranke-Vertriebs GmbH, W&A
                Gilbey (South Africa) (Proprietary) Limited, London International Group plc*, UDV
                Portugal-Distribuidora de Bobidas, Lda*, United Distillers Companhia Velha,
                Limitada*, The North British Distillery Company Limited*.

Paul Myners 2   The European Private Equity Partnership*, Gartmore Distribution Trust plc*, Gartmore
                Capital Strategy Fund Limited*, Gartmore Capital Strategy Portfolio Limited*,
                Gartmore Fund Managers Limited*, Gartmore Investment Limited*, Gartmore Global Trust
                plc, Gartmore Investment Management plc*, McLean, Budden Limited*, Nippon Credit
                Gartmore Investment Management Limited*, Orange plc*, National Westminster Life
                Assurance Limited*, National Westminster Bank plc*, Gartmore Share Equity Trust
                P.L.C., Guardian Media Group plc, Marenwood Limited*, National Maritime Museum
                Cornwall Trust, PowerGen plc*, PowerGen UK plc*, Royal Academy Trust, GSET Dealing
                Ltd*, GMIT Subsidiary Ltd*, Guardian Newspapers Ltd, Nationwide Asset Management
                Holdings Limited*, Marks and Spencer Group plc, The Bank of New York, Nationwide UK
                Holding Company Limited*, Asset Management Holding plc*, Glyndeboume Arts Trust,
                Aspen Insurance Holdings Limited.

Philip Bramwell New Cellular Holdings plc*, DDV Telecommunications Strategy NV*, BT Wireless
                Investments Ltd*.

Richard Poston  Racal Group Services Limited*, TI Corporate Services Limited*.

Sohail Qadri    Maxis Communications Berhad*, SFR S.A.*, Rogers Wireless Communications, Inc*.


The business address of each of the Directors is Wellington Street, Slough, Berkshire SL1 1YP.

_______________________

*    Past directorships/partnerships


1 My.Net International Ltd is being wound up by way of a creditors' voluntary liquidation. In May 2001, the date of the last assessment by the directors of My.Net International Ltd, the shortfall to creditors was estimated at GBP5 million.

2 Mr Myners, a director was a divisional director of British & Commonwealth Holdings PLC until his resignation on 12 March 1990. His resignation followed the disposal by the company of its subsidiary, Gartmore Investment Management Limited, of which Mr Myners was Chairman and Chief Executive. On 3 June 1990, the company was placed into administration. The circumstances leading up to that company being placed into administration were the subject of a report by the Department of Trade and Industry. Mr Myners was not the subject of criticism in this report. The administration is ongoing. At the date of this circular, the amount of the shortfall to creditors is approximately GBP18 million.


                                       67


Back to Contents

                                    TAXATION

The following, which applies only to persons who are beneficial owners of the Notes, is a summary of the Issuer's understanding of current law and Inland Revenue practice in the United Kingdom as at the date of this Offering Circular relating to the withholding tax treatment of interest paid on the Notes and does not deal with any other United Kingdom taxation implications of acquiring, holding or disposing of the Notes. Some aspects do not apply to certain classes of person (such as dealers and persons connected with the Issuer) to whom special rules may apply. Prospective Noteholders who may be subject to tax in a jurisdiction other than the United Kingdom or who may be unsure as to their tax position should seek their own professional advice.

U.K. Taxation

The Issuer will be entitled to make payments of interest without withholding or deduction on account of United Kingdom tax on Notes which have a maturity of less than a year.

United Kingdom withholding tax (including such withholding or deduction for or on account of tax by issuers, issuers, paying agents and collecting agents) was abolished in relation to interest payments made (or, in the case of collecting agents, received) on or after 1 April 2001 in respect of securities listed on a "recognised stock exchange", as defined in section 841 of the Income and Corporation Taxes Act (the "Act"). The London Stock Exchange is a recognised stock exchange. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that the Notes remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

In all other cases, an amount must be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty and subject to any exception to the requirement to withhold or deduct on account of United Kingdom tax which might apply in relation to Noteholders who are within the charge to United Kingdom corporation tax or who fall within various categories enjoying special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise).

Holders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual, or who either pays amounts payable on the redemption of Notes which are relevant discounted securities for the purposes of the Finance Act 1996 to or receives such amounts for the benefit of an individual. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Proposed EU Savings Directive

On 3 June 2003, the Council of the European Union adopted a Directive on the taxation of savings income under which Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange between the European Union and certain other countries and territories) unless the Noteholder authorises the person making the payment to report the details of payment of interest or presents a certificate issued by the tax authority of the jurisdiction of residence of the Noteholder establishing exemption therefrom. Subject to certain conditions being satisfied, the Directive will apply from 1 January 2005.


                                       68


Back to Contents

                              SUBSCRIPTION AND SALE

The Dealers have, in a programme agreement dated 18 December 2001 (as amended and/or supplemented and/or restated from time to time, the "Programme Agreement"), agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the "FSMA") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(ii) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);


                                       69


Back to Contents

(iii)in relation to any Notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of
     Section 19 of the FSMA by the Issuer;

(iv) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(v) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re- offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

Germany

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that Notes have not been and will not be offered, sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the German Securities Selling Prospectus Act (Wertpapierverkaufsprospektgesetz) of 13 December 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer, the Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.


                                       70


Back to Contents

                               GENERAL INFORMATION

Authorisation

The establishment of the Programme was duly authorised by a resolution of the Finance Committee of the Board of Directors of the Issuer dated 31 October 2001. The update of the Programme and the issue of Notes have been duly authorised by a resolution of the Board of Directors of the Issuer dated 24June 2003 and a resolution of the Borrowing Panel of the Treasury Committee of the Board of Directors of the Issuer dated 3 September 2003.

Listing of Notes

The admission of Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on 8 September 2003.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available from the registered office of the Issuer and from the specified office of the Paying Agent for the time being in London:

(i)  the Memorandum and Articles of Association of the Issuer;

(ii) the audited consolidated financial statements of the mmO2 Group for the two years ended 31March 2003;

(iii)the most recently published unaudited interim financial statements (if any) of the Issuer;

(iv) the Programme Agreement, the Trust Deed, the Agency Agreement and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(v)  a copy of this Offering Circular;

(vi) any future offering circulars, prospectuses, information memoranda and supplements including Pricing Supplements (save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Issuer and the Paying Agent as to its holding of Notes and identity) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(vii)in the  case of  each  issue  of  listed  Notes  subscribed  pursuant  to a
     subscription   agreement,   the   subscription   agreement  (or  equivalent
     document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Pricing Supplement.

Significant or Material Change

Save as disclosed in the Offering Circular, there has been no significant change in the financial or trading position of the mmO2 Group since 31 March 2003 and there has been no material adverse change in the financial position or prospects of the mmO2 Group since 31 March 2003.

Auditors

The auditors of the Issuer are PricewaterhouseCoopers LLP, chartered accountants, who have audited the consolidated financial statements of the mmO2 Group, without qualification, in accordance with generally accepted auditing standards in United Kingdom for the two financial years ended on 31 March 2003.


                                       71


Back to Contents

                                   DEFINITIONS

The following definitions apply throughout this Offering Circular unless the context requires otherwise:


Airwave                      Airwave mmO2 Limited, a company incorporated in England with registered number 3985643.

ARPU                         average revenue per user.

BT                           British Telecommunications public limited company, a company incorporated in England and Wales with registered number 1800000.

BT Group                     BT Group plc and its subsidiary undertakings from time to time.

BT Group plc                 BT Group plc, a company incorporated in England and Wales with registered number 4190816.

Companies Act                Companies Act 1985, as amended.

Directors                    the directors of mmO2 as at the date of this Offering Circular.

GPRS                         General Packet Radio Service. A technology, sometimes referred to as
                             2.5G, that allows customers to remain connected to the network between calls for the receipt and transmission of data.

GSM                          the Global System for Mobile communications. Originally defined as a pan-European standard for digital cellular telephone networks to support roaming, sometimes referred to as 2G. It is now one of the world's main digital mobile standards.

Listing Rules                the listing rules of the UK Listing Authority, made under section 74 of the Financial Services & Markets Act 2000.

Manx Telecom or Manx         Manx Telecom Limited, a company incorporated in the Isle of Man with registered number 28059.

mmO2 or the Company          mmO2 plc, a company incorporated in England and Wales with registered number 4190833.

MMS                          multimedia messaging service.

mmO2 Group or Group          the Issuer and its subsidiary undertakings from time to time.

O2                           O2 Limited, a company incorporated in England and Wales with registered number 2604354 together, where the context requires, with its subsidiary and associated undertakings. In a general context O2 is held to refer to the Group's brand.

O2 Germany                   O2 (Germany) GmbH & Co. OHG, a company incorporated in Germany.

O2 Ireland                   O2 Communications (Ireland) Limited, a company incorporated in
                             Ireland, together where the context requires with its subsidiary and associated undertakings.

O2 Netherlands               O2 (Netherlands) B.V., a company incoporated in the Netherlands.

O2 Online                    O2 (Online) Limited, a company incorporated in England and Wales with registered number 01906156 together, where the context requires, with its subsidiary and associated undertakings.

O2 UK                        O2 (UK) Limited, a company incorporated in England and Wales with registered number 1743099 together, where the context requires, with its subsidiary and associated undertakings.

PDA                          personal digital assistant.


                                       72


Back to Contents



SAC                          subscriber acquisition cost.

SMS                          a service sometimes known as text messaging, which enables mobile telephone users to send and receive written messages on their handsets.

United Kingdom or UK         the United Kingdom of Great Britain and Northern Ireland.

United States and US         the United States of America, its territories and possessions and any state of the United States of America and the District of Columbia.

UMTS                         Universal Mobile Telecommunications System. An international standard of third generation, or 3G, mobile telecommunications.

WAP                          Wireless Application Protocol. A global, open standard for accessing online services through mobile devices.


                                       73


Back to Contents
                                     ISSUER

                                    mmO2 plc
                                Wellington Street
                                     Slough
                                    Berkshire
                                     SL1 1YP

                                     TRUSTEE

                        Deutsche Trustee Company Limited
                                Winchester House
                            1 Great Winchester Street
                                 London EC2N 2DB

                       ISSUING AND PRINCIPAL PAYING AGENT

                             Deutsche Bank AG London
                                Winchester House
                            1 Great Winchester Street
                                 London EC2N 2DB

                                  PAYING AGENTS

                          Deutsche Bank Luxembourg S.A.
                          2, boulevard Konrad Adenauer
                                L-1115 Luxembourg

                                 LEGAL ADVISERS

 To the Dealers and the                       To the Issuer as to English law
Trustee as to English law
     Allen & Overy                             Freshfields Bruckhaus Deringer
    One New Change                                     65 Fleet Street
    London EC4M 9QQ                                    London EC4Y 1HS

                                    AUDITORS

                           PricewaterhouseCoopers LLP
                               1 Embankment Place
                                 London WC2N 6RH


                                       74


Back to Contents

                                     DEALERS

    Barclays Bank PLC                          Citigroup Global Markets Limited
   5 The North Colonnade                                Citigroup Centre
      Canary Wharf                                       Canada Square
     London E14 4BB                                     London E14 5LB

   Deutsche Bank AG London                                 HSBC Bank plc
    Winchester House                                        Level 4
1 Great Winchester Street                               8 Canada Square
      London EC2N 2DB                                    London E14 5HQ

J.P. Morgan Securities Ltd.                      The Royal Bank of Scotland plc
       125 London Wall                                  135 Bishopsgate
       London EC2Y 5AJ                                  London EC2M 3UR

                               AUTHORISED ADVISER

                             Deutsche Bank AG London
                                Winchester House
                            1 Great Winchester Street
                                 London EC2N 2DB


                                       75





                             SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 23 September 2003                   By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary